Exhibit 2.3

PURCHASE AND SALE AGREEMENT

BETWEEN

LAREDO PETROLEUM, INC.

AS SELLER,

AND

PIPER INVESTMENTS HOLDINGS, LLC

AS PURCHASER,

DATED AS OF MAY 7, 2021

Page

Article 1 DEFINITIONS; INTERPRETATION		5
1.1	Certain Definitions	5
1.2	Interpretation	10

Article 2 PURCHASE AND SALE		11
2.1	Purchase and Sale	11
2.2	Excluded Assets	12

Article 3 PURCHASE PRICE		13
3.1	Purchase Price	13
3.2	Adjustments to Purchase Price	13
3.3	Costs and Revenues	14
3.4	Procedures	15
3.5	Allocation of the Purchase Price for Tax Purposes	15

Article 4 PREFERENTIAL PURCHASE RIGHTS AND CONSENTS		17
4.1	Notice to Holders of Consent and Preferential Purchase Rights	17
4.2	Consent Requirements	17
4.3	Preferential Purchase Rights	18

Article 5 REPRESENTATIONS AND WARRANTIES OF SELLER		18
5.1	Seller	18
5.2	Litigation	19
5.3	Taxes and Assessments	19
5.4	Compliance with Laws; Permits	20
5.5	Contracts	20
5.6	Payments for Production	21
5.7	Imbalances	21
5.8	Consents and Preferential Purchase Rights	21
5.9	Liability for Brokers’ Fees	21
5.10	Default; Solvency; Bankruptcy	21
5.11	Outstanding Capital Commitments	22
5.12	Hedges	22
5.13	Environmental Matters	22
5.14	Operatorship	23
5.15	Payouts	23
5.16	Wells	23
5.17	Improper Payments	23
5.18	Sanctions	23
5.19	Limitations	24

Article 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER		25
6.1	Existence and Qualification	25
6.2	Power	25
6.3	Authorization and Enforceability	25
6.4	No Conflicts	26
6.5	Consents, Approvals or Waivers	26
6.6	Litigation	26
6.7	Investment Intent	26
6.8	Independent Investigation	26
6.9	Liability for Brokers’ Fees	26
6.10	Bankruptcy	27

i

Article 7 COVENANTS OF THE PARTIES		27
7.1	Access	27
7.2	Notification of Breaches	28
7.3	Press Releases	28
7.4	Operation of Business	29
7.5	Governmental Approvals and Bonding	30
7.6	Further Assurances	30
7.7	Hedging Matters	30
7.8	Tag-Along Rights	31
7.9	Earnout	32
7.10	Title Matters	32
7.11	Notification of Sabalo Closing	32
7.12	Exclusivity	32

Article 8 CONDITIONS TO CLOSING		33
8.1	Conditions of Seller to Closing	33
8.2	Conditions of Purchaser to Closing	33

Article 9 CLOSING		34
9.1	Time and Place of Closing	34
9.2	Obligations of Seller at Closing	34
9.3	Obligations of Purchaser at Closing	35
9.4	Closing Payment and Post-Closing Purchase Price Adjustments	36

Article 10 TAX MATTERS		37
10.1	Transfer Taxes	37
10.2	Liability for Taxes; Tax Returns	37
10.3	Contest Provisions	38
10.4	Refunds	39
10.5	Access to Information	39
10.6	Tax Deferred Exchange	40
10.7	Conflict	40

Article 11 TERMINATION		40
11.1	Termination	40
11.2	Effect of Termination	40
11.3	Certain Remedies for or in Lieu of Termination	40

Article 12 INDEMNIFICATION; LIMITATIONS		42
12.1	Assumed Obligations	42
12.2	Retained Obligations	42
12.3	Indemnification	44
12.4	Indemnification Actions	45
12.5	Casualty and Condemnation	47
12.6	Limitation on Actions	48

Article 13 MISCELLANEOUS		50
13.1	Counterparts	50
13.2	Notices	50
13.3	Expenses	51
13.4	Records	51
13.5	Governing Law	51
13.6	Dispute Resolution	51
13.7	Waivers	51
13.8	Assignment	52
13.9	Entire Agreement	52
13.10	Amendment	52
13.11	No Third-Person Beneficiaries	52
13.12	Severability	52
13.13	Construction	52
13.14	Limitation on Damages	52
13.15	No Recourse	53
13.16	Termination of Confidentiality Agreement	53
13.17	Expense Reimbursement	53

ii

TABLE OF
EXHIBITS AND SCHEDULES

EXHIBITS:
Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit B	Form of Assignment and Bill of Sale
Exhibit C	Form of Operating Agreement
SCHEDULES:
Schedule 3.5	Tax Allocation
Schedule 5.2	Litigation
Schedule 5.5	Material Contracts
Schedule 5.7	Imbalances
Schedule 5.8	Required Consents and Preferential Purchase Rights
Schedule 5.11	Outstanding Capital Commitments
Schedule 5.13	Environmental Matters
Schedule 5.15	Payouts
Schedule 5.16	Wells
Schedule 5.19	Seller’s Knowledge Individuals
Schedule 7.4(a)	Operation of Business
Schedule 7.4(b)	Operation of Business Notices
Schedule 7.7	Hedging Matters
Schedule 7.9	Earnout
Schedule 7.10	Title Matters
Schedule 13.2	Purchaser Notices

1031 Assets	40
Accounting Arbitrator	36
Affiliate	6
Agreement	6
Allocated Value	6
Anti-Corruption Laws	6
Asset Taxes	6
Assets	12
Assigned Contracts	12
Assignment and Bill of Sale	34
Assumed Obligations	42
Burdens	7
Business Day	6
Casualty Loss	47
Claim Notice	45
Closing	34
Closing Date	34
Closing Payment	36
Code	6
Confidentiality Agreement	6
Counterparty	30
Damages	50
Defensible Title	6
EAT	40
Effective Date	7
Encumbrance	7
Environmental Laws	7
Excluded Assets	13
Fundamental Representations	48
Governmental Authority	7
Hedge	30
Hedging Affiliate	30
Hydrocarbons	7
Income Taxes	7
Indemnified Person	45
Indemnifying Person	45
Individual Indemnity Threshold	48
Laws	7
Leases	12
Like-Kind Exchange	40
Marketed Sales Process	31
Marketed Tag-Along Notice	31
Material Adverse Effect	8
Material Contract	20
Net Revenue Interests	8
Non-Recourse Person	53

NORM	25
OFAC	23
Operating Agreement	35
Parties	6
Paying Party	38
Permitted Encumbrance	8
Person	10
Post-Closing Tax Return	38
Pre-Closing Tax Return	38
Properties	12
Property Costs	10
Proposed Tag-Along Sale	31
Purchase Price	14
Purchaser	6
Purchaser Group	44
Purchaser Tag-Along Interest	31
QI	40
Records	13
Reimbursing Party	38
Required Consent	17
Retained Obligations	42
Sabalo Purchase Agreement	33
Seller	6
Seller Group	44
Seller Tag Interests	31
Seller Taxes	10
Straddle Period	11
Target Closing Date	34
Target Formation	11
Tax	11
Tax Allocation	16
Tax Audit	38
Tax Indemnified Person	38
Tax Indemnifying Person	38
Tax Return	11
Third Party Claim	45
Third Person	11
Transaction Documents	11
Transfer	11
Transfer Taxes	37
Unadjusted Purchase Price	14
Units	12
Unsolicited Offer	31
Wells	12
Working Interest	7

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated as of May 7, 2021, by and among Laredo Petroleum, Inc., a Delaware corporation (“Seller”), and Piper Investments Holdings, LLC, a Delaware limited liability company (“Purchaser”, and, together with Seller, the “Parties”).

RECITALS:

Seller desires to sell, and Purchaser desires to purchase, those certain oil and gas properties, rights, and related interests that are defined and described herein as the Assets.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Article 1
DEFINITIONS; INTERPRETATION

1.1            Certain Definitions. As used herein:

(a)            “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(b)            “Allocated Value” means, for any Property, the portion of the Unadjusted Purchase Price that is allocated to such Property in column “Allocated Value” on Exhibit A-2.

(c)            “Anti-Corruption Laws” means, in each case to the extent that they are applicable to Seller: (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended); (ii) the U.K. Bribery Act of 2010; (iii) the Canada Corruption of Foreign Public Officials Act; (iv) any applicable law, rule or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997; and (v) any other applicable anti-corruption law, rule or regulation.

(d)            “Asset Taxes” means ad valorem, property, excise, severance, production, sales, use or similar Taxes based upon operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom but excluding, Income Taxes and Transfer Taxes.

(e)            “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Houston, Texas, United States of America.

(f)            “Code” means the United States Internal Revenue Code of 1986, as amended.

(g)            “Confidentiality Agreement” means that certain Confidentiality Agreement dated as of April 2, 2021, by and between Seller and Sixth Street Partners, LLC, as amended from time to time.

(h)            “Defensible Title” means, subject to the Permitted Encumbrances and, in each case below, as to the Target Formation only, that title of Seller as of the Effective Date and as of Closing that, although not constituting perfect, merchantable, or marketable title, is reasonably probable to be successfully defended if challenged and that:

(i)            would entitle Purchaser (immediately after Closing) to receive (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, or other similar burdens (“Burdens”) on or measured by production of Hydrocarbons) not less than the Net Revenue Interest for each such Well shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 for all Hydrocarbons produced, saved, and marketed from such Well throughout the productive life of such Well, except decreases in connection with those operations in which Seller may, after the date hereof, become a nonconsenting co-owner, decreases resulting from any reversion of interest to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment or amendment of pools or units, decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past underdeliveries, and except as expressly stated herein;

(ii)            would obligate Purchaser (immediately after Closing) to bear a percentage of the costs and expenses for the maintenance and development of, and operations (“Working Interest”) relating to, each Well listed on Exhibit A-2 not greater than the Working Interest shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 for such Well, without increase throughout the productive life of such Well, except as expressly stated in Exhibit A-2, and except increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in Purchaser’s Net Revenue Interest (immediately after Closing); and

(iii)            is free and clear of liens, mortgages, security interests, pledges, charges, encumbrances, obligations, or defects (“Encumbrance”), other than Permitted Encumbrances.

(i)            “Effective Date” means 7:00 a.m. local time at the location of the Assets on the earlier of the Closing Date and July 1, 2021.

(j)            “Environmental Laws” means, as the same exist as of the date hereof (and excluding all changes thereto), all Laws as of the date hereof, relating to (i) pollution, protection of the environment, or the protection of biological or natural resources or (ii) the handling, use, storage, presence, disposal, transport, release or threatened release of chemicals and other hazardous materials other than Hydrocarbons. Environmental Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq., in each case as amended to the date hereof.

(k)            “Governmental Authority” means any federal, state or local government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(l)            “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including methane, ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(m)            “Income Taxes” means income, capital gains, franchise, alternative minimum, net worth, and similar Taxes, but excluding, for the avoidance of doubt, Asset Taxes and Transfer Taxes.

(n)            “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.

(o)            “Material Adverse Effect” means any event or circumstance that, individually or in the aggregate, results in a material adverse effect on, or that would reasonably be expected to materially and adversely affect, the ownership, rights, value, or operation of the Assets, as owned and operated by Seller as of the date hereof, taken as a whole, or that would reasonably be expected to materially impair, prevent, or delay Seller’s timely consummation of the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not include any such result, circumstance, or matter relating to or resulting from (i) changes in oil and gas prices; (ii) general changes in markets or in industry, economic, or political conditions; (iii) changes in condition or developments generally applicable to the oil and gas industry generally or in any area or areas where the Assets are located; (iv) epidemics or pandemics, and delays or increases in costs or decreases in profits arising therefrom or relating thereto; (v) acts of God, including hurricanes, tornadoes, floods, earthquakes, and storms; (vi) acts or failures to act of Governmental Authorities; (vii) civil unrest or similar disorder; (viii) terrorist acts; (ix) changes in Laws or delays in issuing, the failure of any Governmental Authority to issue, or any change in requirements with respect to, or conditions imposed with respect to, the issuance of, any licenses, permits, easements, or approvals, and increased costs relating to the foregoing, including any ban, or the imposition of any requirements or processes (including any programmatic or specific environmental impact statement or other assessment) with respect to, hydraulic fracturing; provided that Seller’s actions or inactions were not the proximate cause of or did not materially contribute to such changes or delays; (x) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 11; (xi) any Casualty Loss; and (xii) changes resulting from any announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 7; provided, that in each case of (ii), (iii), and (vi), such result, circumstance or matter does not materially and disproportionately affect the Assets relative to other oil and gas assets located in the Permian Basin.

(p)            “Net Revenue Interests” means, with respect to any Well identified on Exhibit A-2, the interest (expressed as a percentage or decimal) in and to all Hydrocarbons produced, saved, and sold from or allocated to such Well to which a Person is entitled, after giving effect to all Burdens.

(q)            “Permitted Encumbrance” means any or all of the following:

(i)            all lessors’ royalties and any overriding royalties, reversionary interests, back-in interests, and other burdens to the extent that they would not reduce Purchaser’s Net Revenue Interest (immediately after Closing) in any Well below that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 or increase Purchaser’s Working Interest (immediately after Closing) above that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 without a corresponding increase in Net Revenue Interest;

(ii)            the terms and conditions of the instruments creating an Asset or Seller’s chain of title to any Asset, including leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders, farmouts, exploration agreements, carried interests, sales agreements, royalty or overriding royalty agreements, and other contracts, agreements, and instruments applicable to the Assets, including provisions for penalties, suspensions, or forfeitures contained therein, in each case, to the extent that they would not reduce Purchaser’s Net Revenue Interest (immediately after Closing) in any Well below that shown in the applicable column “under the heading “Buyer Interest Only” on Exhibit A-2 or increase Purchaser’s Working Interest (immediately after Closing) above that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 without a corresponding increase in Net Revenue Interest or to the extent that they would not materially impair the use, ownership, or operation of any Property (as currently used, owned or operated);

(iii)            rights of first refusal, preferential rights to purchase, and similar rights with respect to the Assets;

(iv)            Third Person consent requirements and similar restrictions;

(v)            liens for Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(vi)            materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(vii)            all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Assets that are customarily obtained after the conveyance of properties similar to the Assets;

(viii)            except to the extent triggered prior to the Closing Date, rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(ix)            [Reserved.];

(x)            easements, rights-of-way, covenants, servitudes, permits, surface leases, and other rights to use the surface, including legal highways and zoning and building Laws, to the extent that they do not materially impair the use, ownership, or operation of any Property (as currently used, owned, or operated);

(xi)            any lien, charge, or other encumbrance which is expressly waived on or prior to Closing or which is discharged by Seller or Purchaser at or prior to Closing;

(xii)            failure to recite marital status in a document or omissions of successors or heirship or estate proceedings (unless Purchaser provides evidence that such failure would be reasonably probable to result in another Person’s superior claim to title);

(xiii)            lack of a survey, unless a survey is required by Law, or any overlapping survey;

(xiv)            all rights reserved to, or vested in, any Governmental Authorities to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income, or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license, or permit issued by any Governmental Authority;

(xv)            any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension, or employment Laws or regulations that are not delinquent;

(xvi)            defects based solely on a lack of information in Seller’s or Seller’s representatives’ files (including title opinions);

(xvii)            solely due to lack of evidence of corporate authorization or corporate approval of any instrument in Seller’s chain of title (unless Purchaser provides evidence that such lack of evidence would be reasonably probable to result in another Person’s superior claim to title);

(xviii)            matters for which the applicable statute of limitations for assertion thereof has expired (including title by limitations or adverse possession);

(xix)            depth severances or any other change in Seller’s Working Interest or Net Revenue Interest to the extent that they would not reduce Purchaser’s Net Revenue Interest (immediately after Closing) in any Well below that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 or increase Purchaser’s Working Interest (immediately after Closing) beyond that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 without a corresponding increase in Net Revenue Interest, in each case, with respect to Hydrocarbon production attributable to the applicable Property from the Target Formation;

(xx)            any calls on production;

(xxi)            defects solely based upon the failure to record (A) any federal or state Lease issued by a Governmental Authority in any applicable county records, or (B) any federal or state easement, right-of-way, or similar right in any applicable county records;

(xxii)            failure to have a title insurance policy;

(xxiii)            any and all imbalances; and

(xxiv)            any other liens, charges, encumbrances, defects, or irregularities which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of, the Assets subject thereto or affected thereby (as currently used or owned) and which would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in the area in which the Assets are located, to the extent that any of the foregoing could not reasonably be expected to reduce Purchaser’s Net Revenue Interest in any Well below that shown in the applicable column under the heading “Buyer Interest Only” in Exhibit A-2 or increase Purchaser’s Working Interest above that shown in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 without a corresponding increase in Net Revenue Interest or to the extent that they would not materially impair the use, ownership, or operation of any Property (as currently used, owned or operated).

(r)            “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

(s)            “Property Costs” means all operating expenses (including costs of insurance, rentals, and shut-in payments) and capital expenditures (including bonuses, broker fees, and other lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets, overhead costs charged to the Assets under the applicable operating agreement; but excluding Damages attributable to (i) property damage, bodily injury or death, or violation of any Law, (ii) obligations to pay working interests or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, (iii) any Taxes, (iv) obligations to plug wells, dismantle, decommission, or remove facilities, clear sites, and/or restore the surface around such wells or such facilities to the extent not required for the relevant time period, (v) obligations to remediate any contamination of groundwater, surface water, soil, sediment, or equipment to the extent not required for the relevant time period, (vi) title and environmental claims and any costs and expenses to cure or remediate any such claims or potential claims, and (vii) any claims for indemnification, contribution or reimbursement from any Third Person with respect to liabilities, losses, costs, and expenses of the type described in the preceding clauses (i) through (vi), whether such claims are made pursuant to contract or otherwise.

(t)            “Seller Taxes” means (i) all Texas franchise Taxes imposed on Seller, any of its direct or indirect owners or Affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member (ii) Asset Taxes allocable to Seller pursuant to Section 10.2(a) (taking into account, and without duplication of, such Asset Taxes effectively borne by Seller as a result of (A) the adjustments to the Unadjusted Purchase Price made pursuant to Section 3.2, and (B) any payments made from one Party to the other in respect of Asset Taxes pursuant to Section 10.2(b)), (iii) Transfer Taxes allocable to Seller pursuant to Section 10.1, (iv) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets, and (v) any other Taxes (other than Taxes described in (i) – (iv)) relating to the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom that are attributable to any Tax period, or the portion of any Straddle Period, ending prior to the Effective Date.

(u)            “Straddle Period” means any Tax period beginning before and ending after the Effective Date.

(v)            “Target Formation” means, with respect to any Well, the formation in such Well open to production as of the date hereof.

(w)            “Tax” means (i) federal, state, or local taxes, charges, fees imposts, levies, or other assessments, including all net income, gross receipts, franchise, capital, sales, use, ad valorem, value added, transfer, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, fees, assessments, and charges of any kind whatsoever; (ii) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in subsection (i); and (iii) any liability for any item described in subsections (i) and (ii), payable by reason of contract, assumption, transferee or successor liability, operation of Law (including by reason of being a member of a consolidated, combined or unitary group), or otherwise.

(x)            “Tax Return” means any report, return, form, document, declaration, designation, election or other information or filing that is supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, form, document, declaration, designation, election or other information, including any schedule, attachment or amendment thereof.

(y)            “Third Person” means any Person other than Seller, Purchaser, or any Affiliate of either.

(z)            “Transaction Documents” means this Agreement, the Assignment and Bill of Sale, the Operating Agreement, and any instrument or agreement executed pursuant hereto or thereto, or in connection herewith or therewith.

(aa)      “Transfer” means any indirect or direct sale, assignment, conveyance, transfer or other disposition, voluntary or involuntary, by operation of Law or otherwise (including, in any event, by merger or other business combination transaction); provided that the term “Transfer” shall not include (i) a merger, consolidation, business combination or change in control, in each case, with respect to Seller whether in one or multiple steps, and whether structured as one or more transactions; (ii) the mere granting of a lien or security interest; (iii) an exchange or swap of leases or lands conducted in the ordinary course of business; or (iv) a simultaneous or non-simultaneous like-kind exchange.

1.2            Interpretation. In this Agreement, unless the context requires otherwise: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into, and made a part of, this Agreement; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole, including the Schedules and Exhibits hereto, and not any particular Section or other provision of this Agreement; (f) references to “$” or “Dollars” means United States Dollars; and (g) “include” and “including” mean include or including without limiting the generality of the description preceding such term. References to any agreement (including this Agreement) shall mean such agreement as it may be amended, supplemented or otherwise modified from time to time. References to any Law shall mean such Law as it may be amended from time to time other than as expressly set forth herein. Time is of the essence in this Agreement and the interpretation hereof. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Article 2
PURCHASE AND SALE

2.1            Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, accept, and pay for, Seller’s right, title, and interest in and to the assets and properties described in the following (the “Assets”):

(a)            such undivided interests in and to the oil and gas leases, oil, gas, and mineral leases, and other Hydrocarbon leases described on Exhibit A-1 as may be necessary to entitle Purchaser, immediately after Closing, to receive the Net Revenue Interests, and bear the Working Interests, in the Wells, in each case, as expressly described in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 (expressed on an 8/8ths basis, without proportionate reduction), together with all the property and rights incident to such leases or the lands covered thereby, including subleases, royalties, overriding royalties, net profits interest, carried interests or similar rights or interests in such leases, all rights, privileges, benefits and powers conferred upon Seller with respect to the use and occupation of the lands that may be necessary, convenient or incidental to the possession and enjoyment of leases, in each case above, INSOFAR AND ONLY INSOFAR as they cover the wellbores of the Wells or to the extent necessary to entitle Purchaser to the production of Hydrocarbons from the Wells and to participate in operations with respect thereto (collectively, the “Leases”);

(b)            the undivided percentage ownership (expressed on an 8/8ths basis, without proportionate reduction) in and to the wellbores of the Wells, TO THE EXTENT AND ONLY TO THE EXTENT as may be required to entitle Purchaser, immediately after Closing, to receive the Net Revenue Interests, and obligate Purchaser after Closing to bear the Working Interest, in each case as expressly described in the applicable column under the heading “Buyer Interest Only” on Exhibit A-2 (expressed on an 8/8ths basis, without proportionate reduction) (the “Wells”), together with such equipment and facilities (including flowlines) as have been billed to the joint account under applicable operating agreements (or would have been billed in the joint account if such Well is not solely owned by Seller) or are used or held for use solely with respect to the Wells;

(c)            all pooled, communitized, or unitized lands covered by all or part of any Lease, and all tenements, hereditaments, and appurtenances belonging thereto, INSOFAR AND ONLY INSOFAR to the extent necessary to entitle Purchaser to the production of Hydrocarbons from the Wells or to participate in operations with respect thereto (the “Units,” and, together with the Wells and Leases, the “Properties”);

(d)            all Hydrocarbons (i) produced from, or attributable to, the Properties from and after the Effective Date; (ii) from or attributable to the Properties that are in storage as of the Effective Date; and (iii) to the extent related or attributable to the Properties, all production, plant, and transportation imbalances as of the Effective Date;

(e)            any joint operating agreement, unit operating agreement, or similar operating agreement by which the Assets are bound (“Assigned Contracts”);

(f)            all (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Assets with respect to periods of time from and after the Effective Date; (ii) liens and security interests in favor of Seller, whether choate or inchoate, under any Law or contract to the extent arising from, or relating to, the ownership, operation or sale or other disposition on or after the Effective Date of any of the Assets; and (iii) indemnity, contribution, and other such rights in favor of Seller or its Affiliates, to the extent relating to obligations or liabilities assumed by Purchaser pursuant to this Agreement or otherwise borne or paid by Purchaser or with respect to which Purchaser has an obligation to indemnify Seller, but excluding any such amounts or rights that arise out of, or relate to, the Retained Obligations or any other obligation or liability of Seller under any Transaction Document;

(g)            all rights of Seller to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto to the extent relating to the obligations assumed by Purchaser pursuant to this Agreement or with respect to which Purchaser has an obligation to indemnify Seller; and

(h)            copies of files, records, information and data, whether written or electronically stored, primarily relating to the Assets in Seller’s or its Affiliates’ possession, including, as applicable: (i) land and title records (including abstracts of title, title opinions and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental (including environmental assessments and studies) and production records; and (v) facility and well records (collectively, “Records”).

2.2            Excluded Assets. Notwithstanding anything to the contrary in Section 2.1 or elsewhere in this Agreement, the Assets shall not include any rights with respect to the Excluded Assets. As used in this Agreement, “Excluded Assets” means the following:

(a)            any right, title, or interest in and to any oil and gas leases, oil, gas, and minerals leases, subleases, carried interest, mineral fee interests, royalty interests, and other similar interests that are not described in Section 2.1(a);

(b)            Seller’s or its Affiliates’ undivided interests in the Assets other than the specific percentage of interest described in Section 2.1;

(c)            any easement, permit, license, servitude, right-of-way, surface lease or other surface right that relates to or is otherwise applicable to any of the Assets;

(d)            other than the Leases, the Units, and the agreements described in Section 2.1(e), contracts, agreements, permits, licenses, and other instruments, including any contracts for the gathering, treatment, processing, storage, or transportation of Hydrocarbons with minimum volume or throughput commitments or that contain acreage dedications;

(e)            all (i) contracts and policies of insurance, (ii) claims against Third Persons pending on or prior to the Effective Date, and (iii) claims against insurers under contracts or policies held by Seller or any of its Affiliates, whether or not pending on or prior to the Effective Date;

(f)            all trademarks, trade names, and other intellectual property;

(g)            all geological, geophysical, or seismic data;

(h)            except for the Hedges entered into pursuant to Section 7.7, all futures, options, swaps, and other derivatives;

(i)            claims of Seller for any refund or credit (whether by payment, credit, offset, abatement, or otherwise, and together with any interest thereon) in respect of Seller Taxes;

(j)            to the extent not relating to Assumed Obligations, costs and revenues associated with all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible for the Assets;

(k)            all office equipment, computers, cell phones, pagers and other hardware, personal property, and equipment that relate primarily to Seller’s and its Affiliates’ business generally, whether or not relating to the Assets;

(l)            all (i) corporate, Tax, financial, and legal data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assets) or to Seller’s business, operations, assets, and properties not expressly included in this Agreement; (ii) data (including seismic data), software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable; (iii) legal records and legal files of Seller, including all work product of, and attorney-client communications with, Seller’s legal counsel (other than title opinions); (iv) data and records relating to the sale of the Assets, including communications with the advisors or representatives of Seller or its Affiliates; and (v) data and records relating to the Excluded Assets or assets and properties not expressly included in this Agreement; and

(m)            all production, pipeline, storage, processing, or other imbalances, under-lifts, or over-deliveries owed to Seller as of the Effective Date.

Article 3
PURCHASE PRICE

3.1            Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be Four Hundred Five Million Dollars ($405,000,000) (the “Unadjusted Purchase Price”), adjusted as provided in Section 3.2.

3.2            Adjustments to Purchase Price. The Unadjusted Purchase Price shall be adjusted as follows (without duplication):

(a)            increased by the aggregate value of Hydrocarbon from the Properties in storage in tanks, or above the load level connection or within processing plants (but excluding linefill, linepack, and tank bottoms) on the Effective Date and produced for the account of Seller with respect to the Properties prior to the Effective Date, multiplied by the contract price therefor, or, if there is no applicable contract, (i) in the case of gaseous Hydrocarbons, on the basis of Zero Dollars ($0) per MMBtu or (ii) in the case of liquid Hydrocarbons, on the basis of Sixty Six Dollars and Four Cents ($66.04) per barrel, in each case, net of any (A) royalties, overriding royalties, and other burdens payable out of production of Hydrocarbons or the proceeds thereof that are not included in Property Costs; (B) gathering, processing, and transportation costs paid in connection with sales of Hydrocarbons that are not otherwise adjusted in this Agreement as Property Costs; and (C) Asset Taxes and other Property Costs that are deducted by the purchaser of production);

(b)            increased by the net amount of all prepaid expenses (including prepaid insurance costs, bonuses, rentals, and cash calls) paid by Seller and to the extent relating to the Assets and with respect to periods after the Effective Date;

(c)            decreased by amounts actually received by Seller and earned from the sale, during the period from and including the Effective Date up to but excluding the Closing Date of Hydrocarbons (A) produced from, or attributable to, the Properties or (B) contained in storage or existing in stock tanks, pipelines and/or plans (including inventory and linefill) as of the Effective Date for which an upward Purchase Price adjustment was made pursuant to Section 3.2(b) above (in each case, net of any (i) royalties, overriding royalties, and other burdens payable out of production of Hydrocarbons or the proceeds thereof that are not included in Property Costs; (ii) gathering, processing and transportation costs paid in connection with sales of Hydrocarbons that are not otherwise adjusted in this Agreement as Property Costs; and (iii) Asset Taxes and Property Costs, that are deducted by the purchaser of production and excluding the effects of any futures, options, swaps, or other derivatives);

(d)            increased by amount of all Asset Taxes and Property Costs and other amounts which are incurred in the ownership and operation of the Assets on or after the Effective Date but paid by Seller or its Affiliates (excluding any amounts paid by Purchaser after Closing pursuant to the Operating Agreement);

(e)            increased or decreased, as applicable, for realized net gains actually received by Seller or its Affiliates or realized losses actually paid by Seller or its Affiliates from any Hedges on or after the Effective Date excluding any Hedge Termination Payments;

(f)            increased or decreased, as applicable, pursuant to Section 7.10; and

(g)            increased or decreased, as applicable, pursuant to Section 4.3.

3.3            Costs and Revenues.

(a)            Except as expressly provided otherwise in this Agreement (including Section 3.2), Seller shall remain entitled to all of the rights of ownership (including the right to all production, proceeds of production, and other proceeds) and shall remain responsible (by payment, through the adjustments to the Purchase Price under this Agreement or otherwise) for all Property Costs, in each case attributable to the Assets for the period of time prior to the Effective Date. Except as expressly provided otherwise in this Agreement (including Section 3.2), and subject to the occurrence of Closing, Purchaser shall be entitled to all of the rights of ownership (including the right to all production, proceeds of production, and other proceeds) attributable to the Assets for the period of time commencing at the Effective Date, and shall be responsible for (by payment, through the adjustments to the Purchase Price under this Agreement or otherwise) all Property Costs attributable to the Assets for the period of time commencing at the Effective Date. Such amounts which are received or paid prior to Closing shall be accounted for in the Preliminary Settlement Statement or final settlement statement, as applicable; provided, however, that the Preliminary Settlement Statement may contain estimated amounts. Such amounts which are received or paid after Closing but prior to the date of the final settlement statement shall be accounted for in the final settlement statement.

(b)            After the Parties’ agreement upon the final settlement statement, except to the extent constituting part of the Assumed Obligations, (i) if either Party receives monies belonging to the other Party, including proceeds of production, then such amount shall, within thirty (30) days after the end of the calendar month in which such amounts were received, be paid over to the proper Party, (ii) if either Party pays monies for Property Costs which are the obligation of the other Party, then such other Party shall, within thirty (30) days after the end of the calendar month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Property Costs, (iii) if a Party receives an invoice of an expense or obligation (other than an invoice of an expense or obligation with respect to Asset Taxes, or Transfer Taxes, which shall be governed by Article 10) which is owed by the other Party, such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) if an invoice or other evidence of an obligation (other than an obligation with respect to Asset Taxes or Transfer Taxes, which shall be governed by Article 10) is received by a Party, which is partially an obligation of both Seller and Purchaser, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee thereof.

(c)            All adjustments and payments made pursuant to this Article 3 shall be without duplication of any other amounts paid, received, or otherwise taken into account under any Transaction Documents, joint operating agreement, or unit operating agreement.

3.4            Procedures.

(a)            For purposes of allocating production under Section 3.2 and Section 3.3, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they are produced into the tank batteries related to each Well, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall use reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging or strapping data are not available.

(b)            Surface use or damage fees, insurance premiums, and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Date. Asset Taxes measured by units of production, and severance Taxes, shall be prorated based on the amount of Hydrocarbons actually produced, purchased, or sold, as applicable, prior to, and on and after, the Effective Date in accordance with Section 10.2(a).

(c)            “Earned” and “incurred,” as used in this Section 3.3 and Section 3.2(e) shall be interpreted in accordance with accounting recognition guidance under United States generally accepted accounting principles.

3.5            Allocation of the Purchase Price for Tax Purposes.

(a)            Schedule 3.5 sets forth an agreed allocation (the “Tax Allocation”) of the Unadjusted Purchase Price and any other items (including liabilities) properly treated as consideration for U.S. federal income Tax purposes, including for purposes of Section 1060 of the Code and the Treasury Regulations thereunder, among the Assets as of the Closing Date.

(b)            The Parties each agree to report, and to cause their respective Affiliates to report, the federal, state, and local income and other Tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to jointly prepare Form 8594 (Asset Acquisition Statement under Section 1060 of the Code) as promptly as possible following the Closing Date and in a manner consistent with the Tax Allocation as revised to take into account subsequent adjustments to the Unadjusted Purchase Price, including (i) any adjustments pursuant to this Agreement to determine the Purchase Price as finally determined pursuant to Section 9.4 and (ii) any applicable Earnout Payment Amount payments made which shall be properly treated as adjustments to the Purchase Price, and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, investigation or otherwise, unless required to do so by a final determination as defined in Section 1313 of the Code or any other applicable Law, or with such other Party’s prior written consent.

Article 4
PREFERENTIAL PURCHASE RIGHTS AND CONSENTS

4.1           Notice to Holders of Consent and Preferential Purchase Rights. Promptly after the date hereof (but not later than seven (7) Business Days after the date hereof), Seller shall prepare and send (a) notices to the holders of any consents to assignment that are set forth on Schedule 5.8 (and, with respect to each consent that is not set forth on Schedule 5.8 but is discovered by either Party after the date hereof and before the Closing Date, not later than seven (7) Business Days after the discovery thereof) requesting consents to the transactions contemplated by this Agreement and (b) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 5.8 (and, with respect to each preferential right to purchase or similar right that is not set forth on Schedule 5.8 but is discovered by either Party after the date hereof and before the Closing Date, not later than seven (7) Business Days after the discovery thereof) in compliance with the terms of such rights and requesting waivers of such rights. Seller shall not be required to make any payments or undertake any obligations for the benefit of the holders of such rights in order to obtain the consents and waivers. Purchaser shall use commercially reasonable efforts to assist Seller in seeking to obtain such consents, approvals, permissions, and waivers, including the disclosure of reasonable financial information.

4.2           Consent Requirements.

(a)           Seller shall deliver a written notice to Purchaser on or before five (5) Business Days prior to Closing setting forth each Required Consent that, as of such date, has not been satisfied or waived. As used herein, “Required Consent” means a consent requirement (excluding the consent of a Governmental Authority customarily obtained after Closing) that, if not obtained, will by its express terms result in (i) the assignment of the Assets affected thereby to Purchaser being void or voidable, (ii) a Lease or contract affected, in each case, under the express terms thereof, being terminated or becoming terminable, or (iii) result in the payment of a fee or other liquidated damages in excess of Fifty Thousand Dollars ($50,000). The Parties shall use commercially reasonable efforts to obtain each Required Consent prior to the Closing so that such Asset may be transferred to Purchaser at Closing.

(b)           Subject to Section 8.2(f), in cases of an Asset subject to an unobtained Required Consent as of Closing (each, an “Excluded Consent Asset”), (i) there shall be no adjustment to the Purchase Price, (ii) each Excluded Consent Asset shall thereafter be deemed an Excluded Asset, and Exhibit A-2 shall automatically be deemed to have been updated to delete all such Excluded Consent Assets; (iii) the undivided percentage ownership in each Asset with an Allocated Value greater than zero, other than the Excluded Consent Assets (but including Leases included in, or that comprise Seller’s interest in, the same Well as an Excluded Consent Asset), to be conveyed to Purchaser hereunder (each, a “Non-Excluded Asset”), shall be deemed to have increased in the proportion that the Allocated Value of such Non-Excluded Asset bears to the aggregate Allocated Values of all Non-Excluded Assets TO THE EXTENT AND ONLY TO THE EXTENT necessary to result in a proportionate increase in the Allocated Values of all such remaining Non-Excluded Assets equal to the Allocated Value of such Excluded Consent Assets. For the avoidance of doubt, to the extent a Well is covered by both Leases that constitute Excluded Consent Asset(s) and Leases that constitute Non-Excluded Asset(s), only the Leases constituting Excluded Consent Asset(s), and the proportionate interest in and to, and the Allocated Value relating to, the Well as to such Excluded Consent Asset(s) (and not the entirety of such Well), shall be subject to the exclusion, adjustment and cure provisions set forth in the preceding sentence. If the interest in the interest conveyed in any Non-Excluded Asset resulting from the application of this Section 4.2 exceeds the interest owned by Seller in such Non-Excluded Asset, or if the result of the application of this Section 4.2 would be the resignation of Seller as operator of any Well, the interest in the interest conveyed in any Non-Excluded Asset resulting from the application of this Section 4.2 shall be deemed to be the maximum amount that may be conveyed to Purchaser without the conveyance of a greater interest owned by Seller in such Non-Excluded Asset or the resignation or deemed resignation of Seller as operator of any Well, and the interest to be conveyed to Purchaser in all remaining Non-Excluded Assets shall be increased, subject to this sentence, as though such Non-Excluded Asset in which the interest to be conveyed to Purchaser is so reduced, was an Excluded Consent Asset (but only to the extent of such overage). The Parties shall consult with each other in good faith with respect to the implementation of this Section 4.2(b) and Exhibit A-2 shall be updated as mutually agreed by the Parties in accordance with this Section 4.2(b). Any dispute regarding the Allocated Value attributable to an Excluded Consent Asset shall be determined as set forth in Section 6 of Schedule 7.10, mutatis mutandis; provided, however, that, in order to dispute Seller’s assertion of the Allocated Value of an Excluded Consent Asset, Purchaser must submit its dispute to a Title Arbitrator that is mutually acceptable to the Parties (or, the Parties cannot agree on a Person to serve as Title Arbitrator, the Houston, Texas office of the American Arbitration Association) on or before five (5) Business Days after receipt of the notice required by Section 4.2(a), the Title Arbitrator’s determination shall be made on or before five (5) Business Days thereafter (but not prior to the date on which Seller has an opportunity to respond in writing to any filing or assertion made by Purchaser with respect to the matters in dispute), and the Commercial Arbitration Rules of the American Arbitration Association shall not apply, it being the desire of the Parties that any such dispute be resolved as expeditiously as possible.

4.3           Preferential Purchase Rights.

(a)            Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 9 on the dates set forth herein. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, adjusted as set forth herein.

(b)            If (i) any preferential right to purchase any Asset is exercised or (ii) a Third Person fails to exercise or waive its preferential right to purchase as to any portion of the Assets, and the time for exercise or waiver has not yet expired, in each case, prior to Closing, the Unadjusted Purchase Price shall be decreased at Closing pursuant to Section 3.2(g) by an amount equal to the Allocated Value attributable to the affected Assets, the affected Assets shall not be transferred at Closing, and the affected Assets shall be deemed to be deleted from Exhibits A-1 and A-2, as applicable, and deemed Excluded Assets for all purposes hereunder.

(c)            If after Closing but prior to the delivery of the final settlement statement by Seller: (A) such holder of a preferential right to purchase fails to consummate the purchase of such Asset (or portion thereof) covered by such preferential purchase as described in Section 4.3(b)(i), (B) the time for exercise of such preferential right to purchase expires without such holder validly exercising such preferential right to purchase, or (C) such preferential right to purchase is validly waived by the applicable holder, then (x) Seller shall so notify Purchaser, (y) Purchaser shall purchase, on or before five (5) Business Days following receipt of such notice, such Asset (or portion thereof) that was so excluded from the Assets to be assigned to Purchaser at Closing, under the terms of this Agreement for a price equal to the amount by which the Purchase Price was reduced at Closing with respect to such excluded Asset (or portion thereof) (as such amount is appropriately adjusted in accordance with the other terms of this Agreement) and (z) Seller shall assign to Purchaser the Asset (or portion thereof) so excluded at Closing pursuant to an instrument in substantially the same form as the Assignment and such Asset shall thenceforth be deemed an Asset (and no longer an Excluded Asset) for all purposes hereunder.

Article 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 5, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (other than representations and warranties that refer to a specified date, which shall be made only as of such date), the matters set out in Sections 5.1 through 5.19.

5.1           Seller.

(a)            Seller is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. Seller has all requisite power and authority to own and operate its property (including the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a foreign corporation in all jurisdictions in which it carries on business or owns assets (including the Assets) and such licensure and/or qualification is required by Law.

(b)            Seller has the power and authority to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c)            The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by Seller at Closing shall be duly executed and delivered by Seller), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)            The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or bylaws of Seller, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or by which it or the Assets are bound, (iii) violate, in any material respect, any judgment, order, ruling, or decree applicable to Seller as a party in interest or to which the Assets are subject, or (iv) violate, in any material respect, any Law applicable to Seller.

5.2           Litigation. Except as set forth on Schedule 5.2, there are no actions, suits, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator (a) with respect to the business conducted by Seller with the Assets or with respect to the Assets; or (b) which are reasonably likely to materially impair or delay Seller’s ability to perform its obligations under this Agreement.

5.3           Taxes and Assessments.

(a)            All Tax Returns required to be filed by Seller with respect to Asset Taxes or as a result of the ownership and operation of the Assets or the production of Hydrocarbons from or attributable to the Assets have been duly and timely filed, and such Tax Returns are true, correct, and complete in all respects.

(b)            All Asset Taxes owed by Seller as a result of the ownership and operation of the Assets or the production of Hydrocarbons from or attributable to the Assets that have become due and payable have been timely paid in full in accordance with applicable Law.

(c)            All withholding Tax requirements imposed on or with respect to Seller as a result of the ownership and operation of the Assets or the production of Hydrocarbons from or attributable to the Assets have been satisfied in full in all respects.

(d)            There are not currently in effect any extensions or waivers of any statute of limitations of any jurisdiction regarding the assessment or collection of any Asset Taxes and no request for such waiver or extension is pending.

(e)            There are no claims, assessments, demands, actions, suits, proceedings, or audits asserted or now in progress, or to Seller’s knowledge, threatened, against Seller with respect to any Asset Taxes.

(f)            There are no currently existing, pending or, to the knowledge of Seller, threatened liens for Asset Taxes (other than Permitted Encumbrances) with respect to the Assets relating to unpaid Taxes.

(g)            None of the Assets is subject to any Tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

5.4            Compliance with Laws; Permits. Except with respect to Environmental Laws, to Seller’s knowledge, as of the date hereof, Seller’s ownership and the operation of the Assets is in material compliance with all applicable Laws. Seller possesses and has maintained in full force and effect (and has not violated or breached in any material respect) all material licenses, surface interests, approvals, authorizations, certifications, clearances, consents, franchises, permits, registrations, waivers, variances or other authorization issued, granted, or given by or under the authority of any Governmental Authority required under applicable Law to be obtained by Seller in connection with the operations on the Properties as currently conducted.

5.5            Contracts.

(a)            Schedule 5.5 lists all currently existing contracts applicable to, and by which, after Closing, the Assets will be bound, other than the Leases and instruments constituting Seller’s chain of title to the Assets, and that are one or more of the following types (each, a “Material Contract”):

(i)              contracts between Seller and any Affiliate of Seller;

(ii)             contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons which are not cancelable without penalty on ninety (90) days’ or less prior written notice that could reasonably be expected to generate revenues, net to Purchaser’s interest in the Assets after Closing, of more than One Hundred Thousand Dollars ($100,000) during the current, or any subsequent calendar year;

(iii)            contracts to sell, lease, farmout, exchange, or otherwise dispose of all or any material part of the Assets that contain executory obligations by Seller as of the date hereof, but excluding (A) conventional rights of reassignment upon intent to abandon or release a Property, (B) non-consent provisions under joint operating agreements, and (C) production, pipeline, plant, and similar balancing agreements and procedures;

(iv)            contracts for the gathering, treatment, processing, storage, or transportation of Hydrocarbons with minimum volume or throughput commitments or that contain acreage dedications that, in each case, cannot be terminated or cancelled without penalty on ninety (90) days’ or less prior written notice and that could reasonably be expected to require expenditures, net to Purchaser’s interest in the Assets after Closing, of more than One Hundred Thousand Dollars ($100,000) during the current, or any subsequent calendar year;

(v)             contracts not described in Sections 5.5(a)(i) through (iv) that could reasonably be expected to result in (A) aggregate expenditures net to Purchaser’s interest in the Assets after Closing of more than One Hundred Thousand Dollars ($100,000) or (B) revenues net to Purchaser’s interest in the Assets after Closing of more than One Hundred Thousand Dollars ($100,000) during the current or any subsequent calendar year;

(vi)            any Assigned Contracts; and

(vii)           any amendment to any of the foregoing.

(b)           Except as noted on Schedule 5.5, (i) neither Seller, nor, to Seller’s knowledge, any other Person, is in material default under any Material Contract; and (ii) to Seller’s knowledge, all Material Contracts are in full force and effect in all material respects and are legal, binding obligations of Seller and each party thereto, in each case, enforceable in accordance with their terms and except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). No written notice of default or breach has been received or delivered by Seller under any Material Contract the resolution of which is currently outstanding and no currently effective written notices have been received by Seller of the exercise of any premature termination, price redetermination, or curtailment of or under any Material Contract. Except to the extent such Material Contract cannot be disclosed due to confidentiality or non-disclosure requirements, Seller has delivered to Purchaser a true and complete copy of each Material Contract (including all amendments, supplements, or addendums thereto) on or before the date hereof. To the extent such Material Contract cannot be disclosed due to confidentiality or non-disclosure requirements, Seller has delivered to Purchaser a true and accurate summary of the terms of such Material Contract that are material to the Properties.

5.6           Payments for Production (i). Except for any Material Contracts, (a) Seller is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, similar arrangements established in the Leases or reflected in this Agreement, imbalances covered by Section 5.7, and gas balancing agreements or other agreements relating to any of the foregoing), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery and (b) there is not any contract that contains any calls on, or options to purchase, material quantities of Hydrocarbon production, other than pursuant to currently effective Hydrocarbon purchase and sale contracts, to which the Assets will be subject after the Closing.

5.7           Imbalances. Except as set forth on Schedule 5.7, as of the Effective Date, there were no production, transportation, plant, or other imbalances with respect to production from the Properties.

5.8           Consents and Preferential Purchase Rights. Except as set forth on Schedule 5.8, there are no preferential rights to purchase or required Third Person Required Consents which may be applicable to or necessary to the sale, assignment or transfer of any of the Assets by Seller to Purchaser as contemplated by this Agreement, other than consents and approvals of Governmental Authorities that are customarily obtained after Closing.

5.9           Liability for Brokers’ Fees. Purchaser shall not, and does not, directly or indirectly, have any responsibility, liability, or obligation for any expense as a result of undertakings or agreements of Seller in respect of brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

5.10         Default; Solvency; Bankruptcy.

(a)            Both before and after giving effect to the transactions contemplated hereby, no lender, bondholder, trustee or administrative, collateral or similar agent of Seller or any of its Affiliates has given Seller or any of its Affiliates a declaration or notice of the existence of a default or a future default arising from the transactions contemplated hereby which has not been cured or waived, and which, to the extent not cured or waived, could reasonably be expected to result in an event of default under the relevant credit agreement, deeds of trust, indenture, or other documents governing the indebtedness for borrowed money of seller relevant to such default.

(b)            Seller is now solvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this Section 5.10, “solvent” means that (i) the fair market value of Seller’s assets (both at fair market valuation and at present fair saleable value) is greater than the total liabilities, including contingent liabilities, (ii) the fair saleable value of its assets will not be less than the amount that Seller will be required to pay in respect of the probable liability on its debts as they become absolute and matured, (iii) Seller does not intend to and does not believe that it will, incur debts or liabilities beyond its ability to pay such debts or liabilities as such debts and liabilities mature in the ordinary course of business, and (iv) Seller is not engaged in a business or a transaction, and is not about to engage in a business or transaction, for which Seller’s assets would constitute unreasonably small capital after giving reasonable consideration to current and anticipated future capital requirements and current and anticipated future business conduct and the prevailing practice in the industry in which Seller is engaged.

(c)            There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or, to Seller’s knowledge, threatened against Seller (whether by Seller or a Third Person).

5.11         Outstanding Capital Commitments. Except as set forth on Schedule 5.11, as of the date hereof, there are no outstanding authorities for expenditure which are binding on the Properties and which Seller reasonably anticipates will individually require expenditures by the owner of the Properties after the Closing Date, or to cause such owner of the Properties to be liable for such expenditures, in excess of One Hundred Thousand Dollars ($100,000).

5.12         Hedges. Subject to Section 7.7, there are no futures, options, swaps, or other derivatives with respect to the sale of Hydrocarbons from the Assets that are currently binding on the Assets or will be binding on the Assets after Closing.

5.13         Environmental Matters. Except as set forth on Schedule 5.13, (a) there is no condition, matter, obligation, and/or circumstance with respect to the Assets that constitutes, arises from, or relates to, a material violation of Environmental Law; (b) Seller has not entered into, nor is subject to, any agreements, consents, orders, decrees, judgments, permit conditions, or other directives of any Governmental Authority under or pursuant to Environmental Laws that require any material change in the present condition of any of the Assets as currently operated; (c) Seller has obtained and has been and is in compliance in all material respects with all permits required under applicable Environmental Laws with respect to the Assets, and to Seller’s knowledge, no Governmental Authority has begun, or threatened in writing to begin, any action to terminate, cancel, or materially reform any permits required under applicable Environmental Laws with respect to the Assets; (d) there are no claims pending or, to the knowledge of Seller, threatened, with respect to the Assets alleging any violation of Environmental Laws; and (e) there are no outstanding obligations to remediate any release or threatened release of hazardous materials, other than Hydrocarbons, under Environmental Laws in connection with the Assets. Notwithstanding the foregoing, the following shall not constitute a breach of this Section 5.13: (i) the failure to meet good or desirable operating practices or standards that may be employed or adopted by other oil and gas operators that are not required under Environmental Law; (ii) any matter caused by, or relating to, the presence of NORM where not in violation of Environmental Law; (iii) any Damages, losses, liabilities, or other obligations arising out of, or relating to, the matters disclosed in this Agreement or any Schedule or Exhibit hereto; (iv) any condition, matter, obligation, and/or circumstance arising in the ordinary course of business, consistent with past practice, including injury or death of livestock or wildlife in the course of operations, surface damages alleged by a lessor, or noise or light pollution (or any requirement for the abatement thereof); (v) the existence of any private right of action under any Lease, easement, or contract, or under any Environmental Law; (vi) restrictions in any surface use agreement, Lease, or easement; (vii) the presence of any endangered or threatened species on the lands covered by the Leases; (viii) claims that Seller or any Affiliate thereof, or any of its or their assets, including the Assets, caused or contributed to climate change; (ix) any alleged violation of arising out of a change in Environmental Law or the interpretation thereof after the date hereof; (x) any requirement arising out of a change in Law after the date hereof that requires the owner or operator of the Assets to conduct any environmental assessment, environmental impact statement, or other study; (xi) the absence of data in Seller’s, or any other Person’s files (other than permits required by Environmental Laws which Purchaser can demonstrate have not been obtained); (xii) the existence or occurrence of flaring in accordance with permits; (xiii) violations of Laws of municipalities and other subdivisions of a Governmental Authority, if such Laws are preempted by the Laws of another Governmental Authority; and (xiv) any other condition, matter, obligation, and/or circumstance which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of, the Assets subject thereto or affected thereby (as currently used or owned), which could not be reasonably expected to result in material liabilities to the owner of the Assets, as currently used or owned, and which would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in the area in which the Assets are located.

5.14         Operatorship. Seller is the operator of all of the Wells as of the date hereof.

5.15         Payouts. To Seller’s knowledge, Schedule 5.15 contains a complete and accurate list of the status of any “payout” balance, as of the date set forth on Schedule 5.15, for the Wells comprising the Assets that are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

5.16         Wells. Except as set forth on Schedule 5.16, (a) no party to any Lease or any successor to the interest of such party has filed, or to Seller’s knowledge, threatened in writing to file, any action to terminate, cancel, rescind, or procure reformation of any such Lease due to an event or circumstance that, if true, could reasonably be expected to result in the termination, cancellation, rescission or procurement of reformation of any such Lease; (b) all of the Wells have been drilled and completed within the boundaries of the applicable Leases or within the limits otherwise permitted by applicable Law, (c) no Well is subject to material penalties on allowable production after the Effective Date because of any overproduction, and (d) there are no inactive Wells that Seller is currently obligated by applicable Law or contract to plug or abandon or that are currently subject to exceptions to a requirement to plug or abandon issued by a Governmental Authority. None of the Wells are shut-in (and have been shut-in for a period of thirty (30) continuous days).

5.17         Improper Payments. Neither Seller nor any of its respective Affiliates or representatives, to Seller’s Knowledge, has taken any action which would cause Seller or any of its Affiliates or representatives to be in violation of the Anti-Corruption Laws. Neither Seller, nor any of its Affiliates or representatives has taken any action related to engaging in any transactions or making or receiving payments that were not properly recorded on the accounting books and records or disclosed on the financial statements of Seller.

5.18         Sanctions. Neither Seller nor any of its Affiliates appears on any sanctions-related list maintained by the U.S. government, including the list of Specially Designated Nationals and Blocked Persons on the website of U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) at https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx. Neither Seller nor any of its Affiliates has business in a country or territory (i) that is the target of comprehensive economic sanctions by the U.S. government (currently Iran, Cuba, Syria, Crimea, and North Korea), (ii) that is designated as a High-Risk Jurisdiction subject to a Call for Action by the Financial Action Task Force on Money Laundering (at https://www.fatf-gafi.org/publications/high-risk-and-other-monitored-jurisdictions/) or (iii) designated by the Secretary of the Treasury under Section 311 or 312 of the USA Patriot Act as warranting special measures due to money laundering concerns. No use of proceeds or other transaction contemplated by this Agreement will violate any applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC or the U.S. Department of State. Neither Seller nor any of its Affiliates is a “foreign shell bank” within the meaning of the USA Patriot Act.

5.19         Limitations.

(a)            Except as and to the extent expressly set forth in this Article 5, the Assignment and Bill of Sale, or in the certificate of Seller to be delivered pursuant to Section 9.2(d) or in any other Transaction Documents, (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or representatives (including any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative, or advisor of Seller or any of its Affiliates).

(b)            EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 5, IN SECTION 7.10, IN THE ASSIGNMENT AND BILL OF SALE, IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 9.2(d) OR IN ANY OTHER TRANSACTION DOCUMENTS, SELLER MAKES NO, AND HEREBY EXPRESSLY DISCLAIMS ANY, REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OF SELLER, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (X) COMPLIANCE WITH ANY ENVIRONMENTAL LAW, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE TO ENTER INTO THIS AGREEMENT.

(c)            Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual, personal knowledge of the individuals identified on Schedule 5.19 without any duty of inquiry.

(d)            Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters have a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Schedules may include matters not required by the terms of this Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled as an exception for any representation or warranty shall be deemed to be an exception to all representations and warranties for which such matter’s applicability is reasonably apparent.

(e)            Seller shall have the continuing right until five (5) days prior to the Closing to add, supplement, or amend the Schedules hereto with respect to any matter hereafter arising. For purposes of determining whether the conditions set forth in Section 8.2 have been fulfilled, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the date hereof and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided, however, that if the Closing occurs, all matters disclosed pursuant to any such addition, supplement, or amendment at or prior to the Closing shall be waived and Purchaser shall not be entitled to make a claim with respect thereto.

(f)             Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on, or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain hazardous materials, including naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain hazardous materials, including NORM. Hazardous materials, including NORM, may have come into contact with various environmental media, including water, soil, or sediment. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, Seller makes no, and hereby disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and Hydrocarbons in or on the Properties or equipment in quantities typical for oilfield operations in the areas in which the Assets are located.

Article 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing Date, the following:

6.1            Existence and Qualification. Purchaser is a limited liability company organized, validly existing, and in good standing under the Laws of the State of Delaware. Purchaser has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a foreign limited partnership in all jurisdictions in which it carries on business or owns assets and such licensure and/or qualification is required by Law.

6.2            Power. Purchaser has the power and authority to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

6.3            Authorization and Enforceability. The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing shall be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.4            No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation, limited liability company agreement, or other governing instruments of Purchaser or violate, in any material respect, any provision of any agreement or instrument to which Purchaser is a party or to which Purchaser is bound, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate, in any material respect any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (d) violate, in any material respect, any Law applicable to Purchaser.

6.5            Consents, Approvals or Waivers. The execution, delivery, and performance of this Agreement by Purchaser will not be subject to any consent, approval, or waiver from any Governmental Authority or other Third Person.

6.6            Litigation. There are no actions, suits, or proceedings pending, or, to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement.

6.7            Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

6.8            Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (a) it has completed such independent investigation, verification, analysis, and evaluation of the Assets and has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to enter into this Agreement, and (b) prior to the Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Seller in Article 5 of this Agreement, the Assignment and Bill of Sale, or the certificates to be delivered to Purchaser pursuant to Section 9.3(c), Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis, and evaluation. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Purchaser, and, except as set forth in Article 11, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

6.9            Liability for Brokers’ Fees. Seller shall not, and does not, directly or indirectly, have any responsibility, liability, or obligation for any expense as a result of undertakings or agreements of Purchaser in respect of brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

6.10          Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or, to Purchaser’s knowledge, threatened in writing against, Purchaser or any of its Subsidiaries or Affiliates which seeks to adjudicate Purchaser or any of its Subsidiaries or Affiliates as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, setoff, relief, or composition of its or its debts under any Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or similar official for it or for any substantial part of its assets.

Article 7
COVENANTS OF THE PARTIES

7.1            Access.

(a)            Subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s possession for the purpose of conducting a confirmatory review of the Assets, but only to the extent that Seller may do so without (i) violating applicable Laws, (ii) violating any obligations to any Third Person, and (iii) to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the business of Seller and any applicable Third Person operator. All information obtained by Purchaser and its representatives under this Section 7.1 shall be subject to the terms of the Confidentiality Agreement and any applicable privacy Laws regarding personal information.

(b)            Purchaser’s access to the Assets and its (and its Affiliates’ and representatives’) examinations and inspections, whether under this Section 7.1 or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE PARTNERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, CONTRACTORS, AGENTS, OR OTHER REPRESENTATIVES, ARISING IN ANY WAY THEREFROM, OR IN ANY WAY CONNECTED THEREWITH, EXCEPT TO THE EXTENT CAUSED BY THE WILLFUL MISCONDUCT OF ANY SUCH PERSON. Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates, the other owners of interests in the Assets, and all such Persons’ directors, officers, employees, agents, contractors, subcontractors, and representatives from and against any and all claims, liabilities, losses, costs, and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs, and expenses attributable to personal injury, death, or property damage, arising out of, or relating to, access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, or representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, EXCEPT TO THE EXTENT SUCH DAMAGES ARISE FROM THE MERE DISCOVERY OF A PRE-EXISTING DEFECT OR ISSUE, WHETHER PATENT OR LATENT, AFFECTING THE ASSETS OR ARE CAUSED BY THE WILLFUL MISCONDUCT OF ANY SUCH PERSON. PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS ARTICLE 7 OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 5, NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO THE INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR WITH RESPECT TO PROPERTIES TO WHICH THE INFORMATION RELATES. PURCHASER EXPRESSLY AGREES THAT, WITHOUT LIMITING ANY OF PURCHASER’S EXPRESS RIGHTS HEREUNDER, INCLUDING UNDER SCHEDULE 7.10, ANY RELIANCE UPON SUCH INFORMATION, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT.

7.2            Notification of Breaches. Until the Closing,

(a)            Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b)            Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

(c)            Notwithstanding the foregoing, no such notification or failure to provide such notification shall operate as a waiver or otherwise affect any representation, warranty, covenant, agreement or other provision in this Agreement, or the obligations of a Party (or remedies with respect thereto, including but not limited to the indemnification provisions of Section 12.3 or Section 12.2, as applicable) or the conditions to the obligations of Seller under this Agreement.

7.3            Press Releases. Each Party will, and will cause any Affiliate thereof to, consult with the other Party before issuing any press release or making any public statement with respect to the Transaction Documents and the transactions contemplated hereby and will provide the other Party and its counsel with a draft of any press release or other public statement at least one (1) Business Day prior to such disclosure, except where advance notice is not permitted by applicable Law; provided, however, Purchaser shall not be entitled to review, and Seller need not consult with Purchaser regarding, or provide to Purchaser any draft of, any press release or public statement regarding the Sabalo Purchase Agreement or transactions contemplated thereby, and the foregoing shall not restrict disclosures by Purchaser or Seller (or any Affiliate of either) (a) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (b) to Governmental Authorities and Third Persons holding preferential rights to purchase, rights of consent, or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents. Each Party shall be liable for the compliance of its respective Affiliates with the terms of this Section 7.3. Each Party will (i) incorporate, in good faith, comments to or other modifications of such disclosure from the other Party relating to any descriptive or identifying information relating to the commenting Party or its Affiliates or advisors, in accordance with the following sentence, and (ii) consider, in good faith, all other comments to or modifications of such disclosure suggested by the commenting Party. Notwithstanding anything herein to the contrary, neither Party shall use the other Party’s name without such other Party’s prior written approval, except as required by applicable Law or provided in clauses (a) or (b) above; provided, that if either Party has received the requisite approval from the other Party for any disclosures as required hereunder, such Party or its Affiliates shall be entitled to make disclosures substantially similar (as to form and content) to those prior disclosures that have been so approved.

7.4            Operation of Business. Except as set forth on Schedule 7.4(a), until the Closing, Seller shall:

(a)            use commercially reasonable efforts to maintain, or cause its Affiliates to maintain, as applicable, and operate the Assets in a usual and ordinary course, consistent with past practice;

(b)            use commercially reasonable efforts to maintain all material governmental permits and approvals affecting the Assets;

(c)            use commercially reasonable efforts to maintain in full force and effect all Leases, except where any such Lease terminates pursuant to its existing terms or where a reasonably prudent operator would not maintain the same;

(d)            promptly notify Purchaser of any material election that Seller is required to make under any Material Contract or with respect to any Asset, specifying the nature and time period associated with such election;

(e)             not transfer, sell, hypothecate, encumber, or otherwise dispose of any of the Assets, except for (i) sales and dispositions of Hydrocarbons in the ordinary course of business, (ii) sales or salvage of equipment and materials that are surplus or obsolete, or that are replaced; and (iii) any acreage trades made in the ordinary course of business;

(f)             not terminate, materially amend, execute, or extend any Material Contract other than the execution or extension of a contract for the sale or exchange of oil, gas and/or other Hydrocarbons terminable without penalty on ninety (90) days or shorter notice or enter into any such contract that would constitute a Material Contract had it been entered into on or prior to the date hereof;

(g)            not relinquish voluntarily its position as operator with respect to any of the Assets;

(h)            maintain insurance coverage on the Assets in the amount and of the types currently maintained by Seller;

(i)              become a non-consenting party to any operation proposed by a Third Person in or to any Wells; and

(j)              not propose, agree to, or commence any individual operation on the Assets anticipated to cost in excess of One Hundred Thousand Dollars ($100,000), net to the interest in the Assets to be held by Purchaser after Closing; provided, however, that no approval by Purchaser hereunder shall be required with respect to cost overruns (or supplemental authorizations for expenditure for cost overruns) relating to operations in which Seller has agreed to participate in writing as of the date hereof or in which Seller agrees to participate after the date hereof in compliance with this Section 7.4.

Requests for approval of any action restricted by this Section 7.4 shall be delivered to either of the individuals set forth on Schedule 7.4(b), each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser.

Purchaser’s approval of any action restricted by this Section 7.4 shall not be unreasonably withheld or delayed (other than in the case of Section 7.4(g) which approval shall be at Purchaser’s sole discretion) and shall be considered granted in full within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller contrary during such period. Notwithstanding the foregoing provisions of this Section 7.4, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter. The acts or omissions of Third Persons (including the applicable operators of the Assets) who are not Affiliates of Seller shall not constitute a violation of the provisions of this Section 7.4, nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller and its Affiliates have voted their respective interests in a manner consistent with the provisions of this Section 7.4.

7.5            Governmental Approvals and Bonding.

(a)            The Parties shall each in a timely manner make (or cause their applicable Affiliates to make) all required filings, and prepare applications to, and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications, and negotiations.

(b)            Without limiting the foregoing, prior to and after the Closing, Purchaser shall use its reasonable efforts to evidence its financial ability to own the Assets and to pay all costs and expenses related thereto to all relevant Governmental Authorities, the lessors under the Leases, co-owners of the Leases, and counterparties to any contracts. Seller shall not be required to make payments, amend any Lease, easement, or contract, or undertake obligations to or for the benefit of the holders of consent rights or preferential rights to purchaser in order to obtain any such consent or waiver of such preferential right to purchase solely to the extent required under the Leases.

(c)            Purchaser acknowledges that none of the bonds, letters of credit, guarantees, and other sureties, if any, posted or provided by Seller or its Affiliates with Governmental Authorities or Third Persons that relate to the Assets are transferable to Purchaser.

(d)            Promptly after Closing, Purchaser (with the assistance of Seller, subject to Section 13.3) shall make all filings with any applicable Governmental Authority (including in each applicable county), as may be required to properly assign and transfer the Assets from Seller to Purchaser.

7.6            Further Assurances. After Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement, including but not limited to any such action or document required to effect the conveyance of the Assets to Purchaser.

7.7            Hedging Matters. During the period from the date hereof until the Closing Date, Seller (or Seller’s Affiliate (the “Hedging Affiliate”)) shall in consultation with and at the direction of Purchaser as provided in this Section 7.7, enter into one or more swap contracts and basis hedging covering that portion of production from the Assets and within the duration and other parameters as set forth on Schedule 7.7, including commodity reference price, tenor and quantity (each, a “Hedge”) intended to reduce or eliminate the risk of fluctuations in the price of Hydrocarbons with Wells Fargo Bank, N.A. or its respective Affiliates (the “Counterparty”). Upon receipt of written instructions (which may be transmitted in electronic format) from Purchaser directing Seller to enter into the Hedges, Seller shall promptly execute, for the benefit of Purchaser, the Hedges. Subject to the limitations described above, Seller shall execute novations as to such Hedges, and Purchaser hereby agrees to accept such novations upon Closing and, upon acceptance by BP Energy Company (or another entity acceptable to Counterparty) of such novations, Purchaser will assume all liabilities and retain all economic value related or attributable to such Hedge, pursuant to documentation required by the Counterparty except as set forth in Sections 3.2 or 3.3; provided, however, that to the extent that any Assets is excluded from the purchase and sale hereunder at the Closing pursuant to Section 4.3, such novation of the Hedges shall be reduced pro rata based on Allocated Value to account for such exclusion. If this Agreement is terminated prior to the Closing, no such novation shall be entered into. Upon Purchaser’s request, and subject to any restrictions in any relevant Hedge contract, Seller shall provide pricing information in respect of any requested Hedge.

7.8            Tag-Along Rights.

(a)             If at any time Seller (i) intends to Transfer all or any portion of its interest the Assets (the “Seller Tag Interests”) to a Third Person through a sales process initiated by Seller (a “Marketed Sales Process”), or (ii) receives an offer or proposal by a Third Person to purchase Seller’s interest in the Assets other than through a Marketed Sales Process (an “Unsolicited Offer”, and together with a Marketed Sales Process, each, a “Proposed Tag-Along Sale”), then Purchaser shall be entitled to exercise tag-along rights to participate in such Transfer in accordance with this Section 7.8 (the “Tag-Along Rights”).

(b)            Seller shall notify Purchaser as soon as practicable if it elects to pursue any Unsolicited Offer, which notice (an “Unsolicited Tag-Along Notice”) shall (i) set forth the identity of each Person (an “Offeror”) that desires to acquire Seller’s interest in the Assets, (ii) include the material terms and conditions of such Unsolicited Offer (including the offer price) in Seller’s possession, and (iii) set forth Seller’s interest in the Assets which will be sold or conveyed pursuant to the Unsolicited Offer.

(c)             No later than five (5) Business Days after Seller formally engages any Third Person investment bank for purposes of conducting a Marketed Sales Process or, if no Third Person investment bank is engaged, five (5) Business Days before Seller launches a Marketed Sales Process, Seller shall deliver written notice (a “Marketed Tag-Along Notice”) to Purchaser stating that Seller proposes to pursue such Marketed Sales Process, which notice shall set forth a general description of the proposed Marketed Sales Process to be used with respect to the Seller Tag Interests and the portion of Purchaser’s respective interest in the Assets corresponding to the Seller Tag Interests (the “Purchaser Tag-Along Interest”).

(d)            In the event of an Unsolicited Offer, on the date that is five (5) Business Days after Purchaser’s receipt of an Unsolicited Tag-Along Notice, Purchaser shall have the right, but not the obligation, to elect to include the Purchaser Tag-Along Interest in the Proposed Tag-Along Sale. In the event of a Marketed Sales Process, within twenty (20) Business Days of its receipt of a Marketed Tag-Along Notice, Purchaser shall have the right, but not the obligation, to elect to include the Purchaser Tag-Along Interest in the Proposed Tag-Along Sale, in accordance with, and subject to the limitations set forth in, this Section 7.8.

(e)             If Purchaser exercises its Tag-Along Rights to participate in the Marketed Sales Process, then (i) Purchaser and Seller shall use commercially reasonable efforts to jointly market the Seller Tag Interests along with the Purchaser Tag-Along Interest (including entering into any customary confidentiality agreement between Seller and Purchaser with respect to the sharing of information in connection with the Marketed Sales Process); (ii) each Party shall bear its proportionate share, based on their respective allocated value, of all costs and expenses incurred in connection with any Third Person financial advisors jointly engaged by the Parties in connection with such Marketed Sales Process; (iii) any potential bidder shall be required to make a separate offer for the Seller Tag Interests and the Purchaser Tag-Along Interest; provided that each such separate offer shall be made on substantially the same terms and conditions (other than total price); (iv) Seller shall notify Purchaser of all bona fide bids and offers received; and (v) each of Seller and Purchaser shall have the right, in its sole discretion, to accept or reject any offer with respect to its interest included in the Marketed Sales Process (including the purchase price allocated to its interests by any such bidder).

(f)             If Purchaser exercises its Tag-Along Rights with respect to the Unsolicited Offer, then (i) Seller shall notify the Offeror of Purchaser’s election and the Purchaser Tag-Along Interest; (ii) the Offeror shall purchase the Purchaser Tag-Along Interest upon substantially the same terms and conditions as those received by Seller; provided that (x) any representations and warranties relating specifically to any Party shall be made only by that Party and (y) any representations and warranties with respect to operational matters to be made by Purchaser shall be qualified by its officer’s actual knowledge; and (iii) Seller shall be entitled to accept or reject the Unsolicited Offer in its sole discretion. The failure of Purchaser to provide notice to Seller within such period shall be deemed an election by Purchaser not to exercise its respective Tag-Along Rights.

(g)            Notwithstanding anything to the contrary herein, Seller is not obligated to consummate any Proposed Tag-Along Sale (regardless of Purchaser’s election), and Seller shall be entitled to withdraw any Unsolicited Tag-Along Notice or a Marketed Tag-Along Notice with respect to the Seller Tag Interests in its sole discretion. Notwithstanding anything to the contrary herein, with respect to any Proposed Tag-Along Sale, if the Seller Tag Interests permitted to be sold pursuant to this Section 7.8 when combined with the Purchaser Tag-Along Interest exceed the interests that the Offeror is willing to purchase pursuant to such Proposed Tag-Along Sale, then the Seller Tag Interests and Purchaser Tag-Along Interests shall be reduced proportionately until the aggregate of the Seller Tag Interests and the Purchaser Tag-Along Interests to be sold hereunder does not exceed the interest Offeror is willing to purchase pursuant to such Proposed Tag-Along Sale.

(h)            If Purchaser elects not to exercise the Tag-Along Rights in any Proposed Tag-Along Sale, then Seller may, for a period of one-hundred eighty (180) days from the date on which Purchaser elects (or is deemed to elect) not to exercise its Tag-Along Rights, consummate such Proposed Tag-Along Sale and on terms that are substantially no more favorable in the aggregate than those set forth in the Unsolicited Tag-Along Notice or Marketed Tag-Along Notice, as applicable (subject to reasonable extension to the extent necessary to satisfy any applicable approval by any Governmental Authority or any appropriate due diligence requirements). If Seller fails to consummate such Proposed Tag-Along Sale within such one-hundred eighty (180) day period (subject to reasonable extension to the extent necessary to satisfy any applicable approval by any Governmental Authority or any appropriate due diligence requirements), then the Seller Tag Interests shall be subject to this Section 7.8 again.

(i)              Upon the request of Seller, Purchaser will enter into a customary confidentiality agreement with Seller pursuant to which Purchaser will agree to keep all information provided by Seller or any of its representatives or Affiliates to Purchaser related to the proposed Transfer (including the existence of such proposed Transfer) confidential effective as of the first day Seller or any of its representatives or Affiliates provides any such information to Purchaser.

7.9            Earnout. The Parties hereby agree to the terms and conditions set forth on Schedule 7.9 relating to the potential post-Closing payment by Purchaser to Seller of certain Earnout Payment Amounts.

7.10          Title Matters. The Parties hereby agree to the terms and conditions set forth on Schedule 7.10 relating to Purchaser’s title review process from and after Closing and its potential assertion of Title Defects relating thereto.

7.11          Notification of Sabalo Closing. Seller shall promptly notify Purchaser as to the expected closing date of the transactions contemplated by the Sabalo Purchase Agreement (and, in any case, Seller shall provide such notification to Purchaser no later than ten (10) days prior to such expected closing date), which, as of the date hereof, is currently anticipated to be July 1, 2021.

7.12          Exclusivity. From the date hereof until December 31, 2021 or, if earlier, the Closing Date, if Seller consummates any acquisition or purchase of, directly or indirectly, all or a material portion of the assets of Sabalo Energy LLC (whether through asset purchase, equity purchase, merger or otherwise), including pursuant to the Sabalo Purchase Agreement, then Seller shall be obligated to consummate the sale of the Assets to Purchaser pursuant to the terms of this Agreement or on substantially the same terms and conditions to those of this Agreement; provided, however, the obligations set forth in this Section 7.12 shall terminate to the extent it has been determined by a final, non-appealable judgment from a court of competent jurisdiction that Seller is entitled to a Damages Payment pursuant to Section 11.3(a)(ii).

Article 8
CONDITIONS TO CLOSING

8.1            Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a)            the representations and warranties of Purchaser set forth in Article 6 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); provided that the representations and warranties of Purchaser set forth in Sections 6.1 through 6.4, 6.9, and 6.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b)            Purchaser shall have performed and observed (or as to covenants and agreements to be performed at Closing, is ready, willing and able to perform), in all material respects, all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;

(c)            on the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover damages from Seller or any Affiliate of Seller resulting therefrom;

(d)            Purchaser shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items required to be delivered by Purchaser under Section 9.3; and

(e)            the transactions contemplated by (i) that certain Purchase and Sale Agreement dated May 7, 2021 by and between Seller, Sabalo Energy, LLC and Sabalo Operating, LLC and (ii) that certain Purchase and Sale Agreement dated May 7, 2021 by and between Seller and Shad Permian, LLC (collectively, the “Sabalo Purchase Agreement”) shall be consummated substantially concurrently with the transactions contemplated hereby.

8.2            Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)            the representations and warranties of Seller set forth in Article 5 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect; provided that the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b)            Seller shall have performed and observed (or as to covenants and agreements to be performed at Closing, is ready, willing and able to perform) all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date in all material respects, other than the covenants and agreements to be performed or observed by Seller in Section 7.7 which Seller shall have performed and observed prior to or on the Closing Date in all material respects; provided however that for purposes of this Section 8.2(b), Seller’s failure to (i) novate at least 75% of all volumes of the Hedges entered into by Seller as of the date hereof to Purchaser in accordance with Section 7.7 or (ii) execute Hedges and novate such Hedges set forth in Schedule 7.7 to Purchaser in accordance with Section 7.7 in material respects, shall, in each case, be deemed a material breach of the covenants and agreements to be performed or observed by Seller in accordance with Section 7.7;

(c)            on the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d)            Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Purchaser the documents and other items required to be delivered by Seller under Section 9.2;

(e)            the transactions contemplated by the Sabalo Purchase Agreement shall be consummated substantially concurrently with the transactions contemplated hereby; and

(f)             the aggregate Allocated Value attributable to the Assets deemed to be Excluded Assets resulting from unobtained Required Consents pursuant to Section 4.2(b) does not exceed fifteen percent (15%) of the Unadjusted Purchase Price.

Article 9
CLOSING

9.1            Time and Place of Closing. Subject to the satisfaction of all of the conditions to Closing set forth in Article 8 having been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), the consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Akin Gump Strauss Hauer & Feld LLP, located at 1111 Louisiana St., 44th Floor, Houston, Texas 77002, concurrently with the consummation of the transactions contemplated by the Sabalo Purchase Agreement (the “Target Closing Date”). The date on which the Closing occurs is referred to herein as the “Closing Date.”

9.2            Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 9.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)            counterparts of the assignment and bill of sale (“Assignment and Bill of Sale”) in the form attached hereto as Exhibit B, duly executed and acknowledged by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b)            assignments in the form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(c)            executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(d)            a certificate from Seller duly executed by an authorized officer of Seller, dated as of the Closing, certifying on behalf of Seller that the conditions set forth in Sections 8.2(a) and 8.2(b) have been fulfilled with respect to Seller and its Assets;

(e)            where notices of approval, consent, or waiver are received by Seller pursuant to Section 7.5, copies of those notices of approval;

(f)             counterparts of the operating agreement (“Operating Agreement”) in the form attached hereto as Exhibit C, duly executed by Seller and any instrument required thereby, including the memorandum of operating agreement thereto duly executed and acknowledged by Seller;

(g)            copies of all novations to Purchaser in respect of the Hedges described in Section 7.7;

(h)            Uniform Commercial Code and other releases in recordable form and in form and substance acceptable to Purchaser of any deeds of trust, mortgages, financing statements, fixture filings, pledge agreements and security agreements, in each case, securing indebtedness for borrowed money made by Seller or its Affiliates affecting the Assets or securing the Hedges; and

(i)              all other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

9.3            Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of their respective obligations pursuant to Section 9.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)            a wire transfer of the Closing Payment in same-day funds;

(b)            counterparts of the Assignment and Bill of Sale, duly executed and acknowledged by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c)            assignments in the form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(d)            a certificate from Purchaser duly executed by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fulfilled;

(e)            where notices of approval, consent, or waiver are received by Purchaser pursuant to Section 7.5, copies of those notices of approval, consent, or waiver;

(f)            evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 7.5;

(g)            any other forms required by any Governmental Authority relating to the assignments of the Assets;

(h)            counterparts of the Operating Agreement and any instrument required thereby, including the memorandum of operating agreement thereto duly executed and acknowledged by Purchaser; and

(i)             all other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

9.4            Closing Payment and Post-Closing Purchase Price Adjustments.

(a)            Not later than ten (10) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Purchase Price for the Assets after giving effect to all adjustments set forth in Section 3.2. The estimate delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be payable by Purchaser to Seller at the Closing (the “Closing Payment”).

(b)            As soon as reasonably practicable after the Closing but not later than the two hundred fortieth (240th) day following the Closing Date, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price and showing the calculation of each adjustment under Section 3.2, based on the most recent actual figures for each adjustment. Seller shall, at Purchaser’s request, make such reasonable documentation as is in Seller’s possession available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such statement from Seller, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the statement was prepared. If Purchaser does not deliver such report to Seller on or before the end of such thirty (30) day period, Purchaser shall be deemed to have agreed with Seller’s statement, and such statement shall become final and binding upon the Parties.

(c)            The Parties shall undertake to agree on the final statement of the Purchase Price no later than ninety (90) days after Purchaser’s receipt of Seller’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may, within ten (10) Business Days thereafter, refer the items of adjustment which are in dispute to, the Houston, Texas office of Deloitte & Touche LLP or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. If the Parties have not agreed upon an alternate Person to serve as Accounting Arbitrator during such ten (10) Business Day period, either Party may, within five (5) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Accounting Arbitrator. If no Party has submitted such disputed aspects of the calculation of the Purchase Price to the Accounting Arbitrator or applied to the Houston, Texas office of the American Arbitration Association to choose the Accounting Arbitrator, as applicable, within the relevant time periods set forth above, Purchaser shall be deemed to have waived its dispute of such disputed aspects of the calculation of the Purchase Price, and Seller’s assertions with respect thereto shall be final and binding on the Parties.

(d)            The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4. The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Article 3 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section 9.4) or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case. Seller shall bear one half and Purchaser shall bear one half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Purchase Price, as applicable.

(e)            Purchaser shall assist Seller in preparation of the final statement of the Purchase Price under Section 9.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be requested by Seller to facilitate such process.

(f)            All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to a bank account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing.

Article 10
TAX MATTERS

10.1            Transfer Taxes. Seller and Purchaser shall each bear fifty percent (50%) of any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, and similar Taxes and fees (the “Transfer Taxes”) incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. Should Seller or any Affiliate of Seller pay any amount for which Purchaser is liable under this Section 10.1, Purchaser shall, promptly following receipt of Seller’s invoice describing the amount in reasonable detail, reimburse the amount paid. If such transfers are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

10.2            Liability for Taxes; Tax Returns.

(a)            (i) Seller shall be allocated and assume responsibility for, and shall bear, all Asset Taxes attributable to (A) any Tax period ending prior to the Effective Date, and (B) the portion of any Straddle Period ending immediately prior to the Effective Date, and (ii) Purchaser shall be allocated and assume responsibility for, and shall bear, all Asset Taxes attributable to (A) any Tax period beginning on or after the Effective Date, and (B) the portion of any Straddle Period beginning on or after the Effective Date. For purposes of determining the allocation of Asset Taxes, (i) Asset Taxes that are attributable to the severance or production of Hydrocarbons (other than such Asset Taxes that are described in clause (iii), below) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (ii) Asset Taxes that are based upon or related to income or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (i) or (iii)), shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (iii) Asset Taxes that are ad valorem, property, or other Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Date and the portion of such Straddle Period beginning on the Effective Date by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Date occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Date occurs, on the other hand.

(b)            To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 3.2, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. After the Closing, the Party (the “Paying Party”) receiving an Asset Tax bill or notice applicable to the Assets for a Straddle Period shall promptly notify the other Party or Parties that may be responsible for a portion of such Asset Taxes pursuant to this Section 10.2(b) (the “Reimbursing Party”) in writing (together with any available discount for early payment of such amount), and the Paying Party shall pay such Asset Tax bill prior to the last day such Asset Taxes may be paid without penalty or interest. Upon receipt of the written notice from the Paying Party, which shall include appropriate supporting documentation, the Reimbursing Party shall promptly pay the Paying Party any amount equal to the portion of the Asset Taxes for which the Reimbursing Party is liable under this Agreement. The Parties shall reasonably cooperate with each other after Closing with respect to any Asset Tax assessment or valuation (or protest in connection therewith) by any Governmental Authority with respect to a Straddle Period. To the extent the actual amount of an Asset Tax (or the amount thereof paid or economically borne by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Purchase Price as finally determined pursuant to Section 9.4, or any Party is required to file a Tax Return pursuant to Section 10.2(c) with respect to Asset Taxes that are allocable (in whole or in part) to another Party, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under Section 10.2(a).

(c)            Seller shall prepare and timely file any Tax Return with respect to Asset Taxes due on or before the Closing Date or that otherwise relates solely to periods before the Closing Date (a “Pre-Closing Tax Return”) and shall pay any Asset Taxes due and owing on or before the Closing Date, subject to Seller’s right of reimbursement for any Asset Taxes for which Purchaser is responsible under Section 10.2(a). Except to the extent required by applicable Law, Purchaser shall not, and shall not permit its Affiliates to, amend any Pre-Closing Tax Return without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. After the Closing Date, Purchaser shall prepare and timely file any Tax Returns with respect to Asset Taxes required to be filed after the Closing Date, including such Tax Returns for any Straddle Period that are due after the Closing Date (a “Post-Closing Tax Return”), and shall pay any Asset Taxes due and owing after the Closing Date, subject to Purchaser’s right of reimbursement for any Asset Taxes for which Seller is responsible under Section 10.2(a). Purchaser shall file any Post-Closing Tax Return relating to a Straddle Period in a manner consistent with past practice. To the extent any such Post-Closing Tax Return relates to a Straddle Period, Purchaser shall submit such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor and timely file each such Tax Return, incorporating any reasonable comments received from Seller reasonably in advance of the due date therefor. The Parties agree that (i) this Section 10.2(c) is intended to solely address the timing and manner in which certain Tax Returns relating to Asset Taxes are filed and the Asset Taxes shown thereon are paid to the applicable Governmental Authority, and (ii) nothing in this Section 10.2(c) shall be interpreted as altering the manner in which Asset Taxes are allocated to and economically borne by the Parties (except for any penalties, interest, or additions to Tax imposed as a result of any breach by a Party of its obligations under this Section 10.2(c), which shall be borne by the breaching Party).

10.3            Contest Provisions.

(a)            Each of Purchaser, on the one hand, and Seller, on the other hand (the “Tax Indemnified Person”), shall notify Seller or Purchaser, as the case may be (the “Tax Indemnifying Person”), in writing within ten (10) Business Days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments, or other proceedings (a “Tax Audit”) which may affect the liability for Asset Taxes of such other Party. If the Tax Indemnified Person fails to give such timely notice to the other Party, it shall not be entitled to indemnification for any Asset Taxes arising in connection with such Tax Audit to the extent that such failure to give notice adversely affects the other Party’s right to participate in the Tax Audit.

(b)            If such Tax Audit only relates to any Asset Taxes for which Seller would be liable to indemnify Purchaser under this Agreement, Seller shall have the option, at its expense, to control the defense and settlement of such Tax Audit; provided that Seller and none of its respective Affiliates shall enter into any settlement of, or otherwise compromise, any Tax Audit that adversely affects or may adversely affect the Tax liability of Purchaser or any Affiliate of Purchaser for any period ending on or after the Effective Date, including the portion of any Straddle Period beginning on or after the Effective Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed). Purchaser shall control, at its expense, any other Tax Audit not controlled by Seller; provided that Purchaser shall not settle or enter into any compromise with respect to any such Tax Audit without Seller’s consent (which consent shall not be unreasonably withheld, conditioned, or delayed) to the extent such settlement or compromise would reasonably be expected to impose liability on Seller with respect to any such Asset Taxes that are subject to such Tax Audit.

10.4          Refunds. Without duplication of Section 2.2(h), the Parties agree to pay to the other Party any refund received (whether by payment, credit, offset, or otherwise, and together with any interest thereon), net of any costs or expenses incurred by such recipient Party in procuring such refund, after the Closing by such Party or its Affiliates in respect of any Taxes for which the other Party is responsible pursuant to Section 10.2. The Parties shall cooperate in order to take all necessary steps to claim any such refund. Any such refund received by Seller or Purchaser, or any of their respective Affiliates, shall be paid to Seller or Purchaser, as applicable, within thirty (30) days after such refund is received. Each Party shall notify the other Party within ten (10) days following the discovery of a right to claim any such refund and upon the receipt of any such refund. In the event that a Party receives written notification from the other Party that such Party has the right to claim a refund to which such other Party is entitled hereunder, such Party shall, at the sole expense of such other Party, take any actions that are reasonably required to claim such refund as promptly as practicable after receipt of such notification and shall furnish to such other Party, if requested in writing by such other Party, all information, records, and assistance reasonably necessary to verify the amount of such refund.

10.5          Access to Information.

(a)            From and after Closing, each Party shall grant to the other Party (or its designees) access at all reasonable times to all of the information, books, and records relating to the Assets within the possession of such Party (including work papers and correspondence with any Governmental Authority, but excluding work product of and attorney-client communications with such Party’s legal counsel and personnel files), and shall afford Purchaser (or its designees) the right (at Purchaser’s sole expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with any Governmental Authority, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b)            In the case of any Asset Taxes with respect to the Assets for which the other Party may be liable hereunder, each of the Parties will preserve and retain all schedules, work papers and other documents relating to any Tax Returns or to any Asset Tax claims, audits, or other proceedings until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

(c)            At Seller’s request, Purchaser shall provide reasonable access to Purchaser’s and its Affiliates’ personnel who have knowledge of the information described in this Section 10.5.

10.6          Tax Deferred Exchange. If either Party so requests, the other shall cooperate fully, as and to the extent reasonably requested by such Party, in connection with accommodating a like-kind exchange as provided for under Section 1031 of the Code and any corresponding state income tax provision (“Like-Kind Exchange”), including identification of the situs of replacement property for state income tax purposes. Each Party reserves the right, at or prior to the Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Assets associated therewith (“1031 Assets”), to a Qualified Intermediary (“QI”) (as that term is defined in Treasury Regulation Section 1.1031(k)-1(g)(4)(v)) or Exchange Accommodation Titleholder (“EAT”) (as that term is defined in Revenue Procedure 2000-37) to accomplish this transaction, in whole or in part, in a manner that will comply with the requirements of a Like-Kind Exchange. Each Party hereby (a) consents to the other Party’s assignment of its rights in this Agreement with respect to the 1031 Assets and (b) if such an assignment is made, agrees to transfer all or a portion of the Purchase Price or the Assets, as applicable, at the Closing as directed in writing by the other Party. Each Party acknowledges and agrees that a whole or partial assignment of this Agreement to a QI or EAT shall not release it from any of its respective liabilities and obligations to the other Party or expand any liabilities or obligations of the other Party under this Agreement. Neither Party shall be obligated to pay any additional costs or incur any additional obligations in its purchase or sale of the Assets if such costs are the result of the other Party’s Like-Kind Exchange.

10.7          Conflict. In the event of a conflict between the provisions of this Article 10 and any other provision of this Agreement, this Article 10 shall control.

Article 11
TERMINATION

11.1         Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of the Parties; (b) by either Party if the Closing has not occurred on or before August 2, 2021 (the “Long Stop Date”); provided that if the outside date in the Sabalo Purchase Agreement is extended, the Long Stop Date shall be automatically extended accordingly; provided further that in no event shall the Long Stop Date be extended beyond December 31, 2021; or (c) by either Party if the Sabalo Purchase Agreement is terminated; provided, however, that, no Party shall be entitled to terminate this Agreement under Section 11.1(b) if the Closing has failed to occur because such Party has willfully failed to perform or observe, in any material respect, its covenants and agreements hereunder.

11.2          Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, Sections 4.1(a), 7.1(b), 7.3, 7.12, Article 11, and Article 13, and the Confidentiality Agreement, all of which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 11.1 shall not relieve any Party from liability for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing.

11.3          Certain Remedies for or in Lieu of Termination.

(a)            If (w) all of the conditions to closing in the Sabalo Purchase Agreement (other than any conditions that by their nature are to be satisfied at the closing of the transactions contemplated thereby) (the “Sabalo Closing”) have been and remain satisfied or waived; and (x) Seller is entitled to terminate this Agreement under Section 11.1(b) or (c), and (y) all of the conditions to Closing set forth in Section 8.2 have been satisfied (to the extent capable of satisfaction prior to Closing), and (z) Purchaser has willfully failed to proceed to Closing, then Seller shall be entitled, to:

(i)             seek an injunction, specific performance and other equitable relief to cause Purchaser to specifically perform its obligations to consummate the transactions contemplated hereby and solely in the event that (x) the transactions contemplated hereby are consummated and (y) any of the Hedges entered into pursuant to Section 7.7 are terminated as required by the Counterparty prior to the Closing as a result of the automatic termination events and this Section 11.3(a)(i) applies, such settlement payment resulting from such termination that is actually paid or received by Seller, as applicable, shall be reimbursed by or paid to Purchaser, as applicable, in each case, up to One Hundred Million Dollars ($100,000,000) (such amount up to such cap, the “Hedge Termination Payment”); or

(ii)            in lieu of the remedies set forth in Section 11.3(a)(i), in the event that the Sabalo Purchase Agreement has terminated without closing, Seller has terminated this Agreement pursuant to Section 11.1(c) and this Section 11.3(a) applies, as Seller’s sole and exclusive remedy, payment by Purchaser of (A) Seller’s actual damages arising from such termination up to an amount no more than Seventy One Million Five Hundred Thousand Dollars ($71,500,000), plus (B) such amount of costs of termination of the Hedges entered into pursuant to Section 7.7 actually paid by Seller up to Fifteen Million Dollars ($15,000,000) (the amounts set forth in clause (A) and clause (B), collectively, the “Damage Payment”). Such Damage Payment, together with the Fee Payment, shall constitute full and complete satisfaction of any and all damages that Seller may have against Purchaser, and Seller shall have no right to seek any other remedies available law or in equity against Purchaser.

provided, however, that if a formal legal proceeding is instituted by Seller to enforce the obligations under Section 11.3(a)(i) or Section 11.3(a)(ii), after a final non-appealable judgment by a court of competent jurisdiction, the Party prevailing in the proceeding shall be reimbursed by the other Party for reasonable and documented court costs and fees of outside attorneys actually incurred by the prevailing Party up to an amount not to exceed Three Million Dollars ($3,000,000) (the “Fee Payment”).

It is expressly agreed and acknowledged by the Parties that Seller is relying upon the consummation of the transactions contemplated in this Agreement, including the payment by Purchaser of the Purchase Price at Closing, to enable Seller to consummate the transactions contemplated in the Sabalo Purchase Agreement, Seller would be unable to facilitate or otherwise timely arrange any alternative sources of capital to consummate the transactions contemplated in the Sabalo Purchase Agreement absent Closing under this Agreement, Seller would suffer permanent and irreparable harm in so being unable to consummate the transactions contemplated in the Sabalo Purchase Agreement, including both the loss of the deposit thereunder and the forfeiture of its ability to acquire certain unique and substantial real property interests as described therein, the potential termination remedy of Seller set forth in Section 11.1 is not intended to and does not adequately compensate for such harm, and in the event that Seller is so permitted to terminate this Agreement in such an instance, monetary damages would not be sufficient to compensate Seller for such termination of this Agreement, based on the unique nature of the Assets and the uncertainty of markets, including markets for Hydrocarbon assets, both under this Agreement and the Sabalo Purchase Agreement, and the irreversible damage caused on Seller’s ability to consummate the transactions contemplated in the Sabalo Purchase Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as made available under this Section 11.3 on the basis that Seller has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. To the extent Seller seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, it shall not be required to provide any bond or other security in connection with such order or injunction.

(b)          If (x) Purchaser terminates, or is entitled to terminate, this Agreement under Section 11.1(b), and (y) all of the conditions to Closing set forth in Section 8.1 have been satisfied (to the extent capable of satisfaction prior to Closing), and (z) Seller has willfully failed to proceed to Closing, then, in lieu of seeking any other remedy to which it is entitled to in law or in equity, including any claim for Damages, Purchaser shall be entitled, as its sole and exclusive remedy, to an injunction, specific performance and other equitable relief to cause Seller to specifically perform its obligations to consummate the transactions contemplated hereby, it being expressly agreed and acknowledged by the Parties that (i) Purchaser is relying upon the consummation of the transactions contemplated in this Agreement, (ii) Purchaser would suffer permanent and irreparable harm in so being unable to consummate the transactions contemplated hereby, (iii) the potential termination remedy of Purchaser set forth in Section 11.1 is not intended to and does not adequately compensate for such harm, and (iv) in the event that Purchaser is so permitted to terminate this Agreement in such an instance, monetary damages would not be sufficient to compensate Purchaser for such termination of this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as made available under this Section 11.3 on the basis that Purchaser has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. To the extent Purchaser seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, it shall not be required to provide any bond or other security in connection with such order or injunction. If a formal legal proceeding is instituted by Purchaser to enforce the obligations under Section 11.3(b), after a final non-appealable judgment by a court of competent jurisdiction, the Party prevailing in the proceeding shall be reimbursed by the other Party for reasonable and documented court costs and fees of outside attorneys actually incurred by the prevailing Party up to an amount not to exceed Three Million Dollars ($3,000,000).

Article 12
INDEMNIFICATION; LIMITATIONS

12.1         Assumed Obligations. Without limiting Purchaser’s rights to indemnity under this Article 12, Schedule 7.10, the Assignment, or any other Transaction Documents, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date, including the following (collectively, the “Assumed Obligations”):

(a)           all obligations and liabilities arising from or in connection with any production, pipeline, storage, processing, or other imbalance attributable to Hydrocarbons produced from the Properties, whether before, on, or after the Effective Date, including obligations to furnish makeup gas in accordance with the terms of applicable gas sales, gathering, or transportation contracts;

(b)           obligations for plugging and abandonment of the Wells and dismantlement, decommissioning, or abandonment of the structures and equipment used with the respect to the Wells;

(c)           all Damages and obligations arising from, or relating to, title defects, deficiencies, or other title matters, whether arising or relating to periods of time before, on, or after the Effective Date;

(d)           Damages and obligations arising from or relating to environmental matters whether arising before, on or after the Effective Date; and

(e)           Tax matters which are the responsibility of Purchaser pursuant to Article 10.

12.2         Retained Obligations. Notwithstanding the terms of Section 12.1, the Assumed Obligations shall not include any liabilities, Damages, duties, or obligations to the extent they, without duplication arise from, are based upon, or relate to (collectively, the “Retained Obligations”):

(a)           the ownership, use or operation of the Excluded Assets;

(b)           Seller’s own general and administrative and overhead relating to the operation of the Assets, to the extent not chargeable to the joint account under any Assigned Contract;

(c)           relate to the accounting for, failure to pay or the incorrect payment of any lease bonus amount for the Leases;

(d)          the accounting for, failure to pay or the incorrect payment to any royalty owner, overriding royalty owner, working interest owner or other interest holder under the Leases and Lands and escheat obligations insofar as the same are attributable to periods and Hydrocarbons produced and marketed with respect to the Properties prior to the Effective Date, limited, however, to the payment of amounts past due, and interest thereto, and, without limiting Purchaser’s express rights hereunder or under any Transaction Document, excluding the partial or total loss of any interest in an Asset or changes in the terms of any Lease or Unit arising therefrom or relating thereto;

(e)           are employment related claims, including under benefit plans;

(f)            are in respect of claims for property damage, bodily injury or death arising out of any incident(s) or occurrence(s) prior to the Closing Date in respect of the Assets;

(g)           administrative, civil and criminal fines and penalties issued by any Governmental Authority resulting from a violation of applicable Laws, including Environmental Laws, including fines, penalties or other sanctions that occurred or are attributable to events that occurred prior to the Closing Date in respect of the Assets;

(h)           relate to any off-site transport or disposal, or arrangement for transport or disposal, of any Hazardous Substances from the Assets prior to the Closing Date;

(i)            are any actions, suits or proceedings relating to the Assets actually pending prior to the date hereof, whether or not disclosed under Article 5;

(j)            except with respect to those hedges novated pursuant to Section 7.7, with respect to the time periods from and after the Effective Date, which arise out of or result from any hedge contracts or any debt contracts for borrowed money of Sellers or any Affiliate relating to the Assets;

(k)           relate to any right of a Person to require Seller to maintain uniformity of ownership in a designated contract area pursuant to a maintenance of uniform interest or similar provision;

(l)            relate to minimum volume commitment and any similar obligations, firm transportation obligations and any similar obligations, or any reservation fees or other fees associated with the foregoing;

(m)          as to funds actually held by Seller in suspense as of the Effective Date and prior to the Closing, relate to the payment of (or failure to pay) any proceeds from sales of Hydrocarbons relating to the Assets and payable to owners of working interests, royalties, overriding royalties and other similar interests;

(n)           are Property Costs required to be borne by Seller under Section 3.3;

(o)           arise out of, or are attributable to, Seller Taxes;

(p)           are expressly the responsibility of Seller pursuant to Section 7.6; or

(q)           are production, pipeline, storage, processing, or other imbalances, overlifts, or under-deliveries owed by Seller as of the Effective Date.

12.3	Indemnification.

(a)           From and after Closing, Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates and its and their respective officers, directors, managers, employees, and agents (the “Seller Group”) from and against all Damages incurred or suffered by Seller Group:

(i)             caused by, arising out of, or resulting from, the Assumed Obligations;

(ii)            caused by, arising out of, or resulting from, Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7; or

(iii)           caused by, arising out of, or resulting from, any breach of any representation or warranty made by Purchaser contained in Article 6 or in the certificate delivered at Closing pursuant to Section 9.3(d),

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON, and further excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 12.3(b) at the time the claim notice is presented by Purchaser.

(b)           From and after Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates and its and their respective officers, directors, employees, and agents (“Purchaser Group”) from and against and from all Damages incurred or suffered by Purchaser Group:

(i)             caused by or arising out of, or resulting from, the Retained Obligations;

(ii)            caused by or arising out of, or resulting from, any breach of a representation or warranty made by Seller in Article 5, or in the certificate delivered by Seller at Closing pursuant to Section 9.2(d);

(iii)           caused by, arising out of, or resulting from, Seller’s breach of its covenants or agreements contained in Article 7 or Article 10; and

(iv)           caused by or arising out of Title Defects with respect to which Purchaser has made the election set forth in Section 4(a)(i) of Schedule 7.10.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

(c)           Notwithstanding anything to the contrary contained in this Agreement but without limiting Purchaser’s rights expressly provided herein or in any Transaction Document, or applicable joint operating agreement, unit operating agreement, or similar operating agreement, from and after Closing, Purchaser’s sole and exclusive remedy against Seller with respect to the Retained Obligations and breaches of the representations, warranties, covenants, and agreements of Seller contained in Section 3.3, Article 5, Article 7, and Article 10, and any affirmations of such covenants and agreements contained in the certificates delivered by Seller at Closing pursuant to Section 9.2(d) is set forth in this Section 12.3(b), and if no such right of indemnification is expressly provided, THEN SUCH CLAIMS ARE HEREBY WAIVED AND RELEASED TO THE FULLEST EXTENT PERMITTED BY LAW, EVEN IF CAUSED, IN WHOLE OR IN PART, BY THE NEGLIGENCE (WHETHER JOINT, SOLE, CONCURRENT, OR OTHERWISE) OR OTHER LEGAL FAULT OF ANY MEMBER OF SELLER GROUP, OR THE CONDITION OF THE PREMISES. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Seller’s rights expressly provided herein or in any Transaction Document or applicable joint operating agreement, unit operating agreement, or similar operating agreement, from and after Closing, Seller’s sole and exclusive remedy against Purchaser with respect to breaches of the representations, warranties, covenants, and agreements of Purchaser contained in Section 3.3. Article 6, Article 7, and Article 10, and any affirmations of such covenants and agreements contained in the certificates delivered by Purchaser at Closing pursuant to Section 9.3(d) is set forth in Section 12.3(a), and if no such right of indemnification is expressly provided, THEN SUCH CLAIMS ARE HEREBY WAIVED AND RELEASED TO THE FULLEST EXTENT PERMITTED BY LAW, EVEN IF CAUSED, IN WHOLE OR IN PART, BY THE NEGLIGENCE (WHETHER JOINT, SOLE, CONCURRENT, OR OTHERWISE) OR OTHER LEGAL FAULT OF ANY MEMBER OF SELLER GROUP, OR THE CONDITION OF THE PREMISES.

(d)           Except for the remedies contained in this Section 12.3 and any other remedies available to Purchaser at law or in equity for breaches of this Agreement not waived pursuant to Section 12.3(c), upon Closing, Purchaser releases, remises, and forever discharges the other and its and their respective Affiliates and all such Persons’ shareholders, officers, directors, employees, agents, advisors, and representatives from any and all suits, legal or administrative proceedings, claims, demands, Damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to, or arising out of this Agreement or Seller’s ownership, use, or operation of the Assets, or the condition, quality, status, or nature of the Assets, WITH RESPECT TO RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, THE OIL POLLUTION ACT OF 1990, AS AMENDED, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED OR UNDERWRITTEN BY THE OTHER PARTY OR ANY OF ITS AFFILIATES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY RELEASED PERSON INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

(e)           The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 12 as an adjustment to the Purchase Price.

12.4         Indemnification Actions. All claims for indemnification under Section 12.3 shall be asserted and resolved as follows:

(a)           For purposes of this Article 12, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 12, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 12 (including, for the avoidance of doubt, those Persons identified in Section 12.4(g)).

(b)          To make a claim for indemnification under Section 12.3, an Indemnified Person shall notify the Indemnifying Person of its claim, including the reasonable details of and basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Person against the Indemnified Person (a “Third Party Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Person to give notice of a Third Party Claim as provided in this Section 12.4 shall not relieve the Indemnifying Person of its obligations under Section 12.3, except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Person’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached.

(c)           In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Third Party Claim under this Article 12. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)           If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently prosecute and control the defense, at its sole cost and expense, the Third Party Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by, or the limitation or waiver of any right of benefit of, the Indemnified Person, in which event such settlement or compromise shall not be effective without the consent of the Indemnified Person. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Party Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Person pursuant to this Section 12.4(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Third Party Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Third Party Claim) or (ii) in the reasonable judgment of the Indemnified Person, may adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity). If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Party Claim, then the Indemnified Person shall have the right to defend against the Third Party Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Third Party Claim at any time prior to settlement or final, non-appealable determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Third Party Claim and (ii) if its obligation is so admitted, assume the defense of the Third Party Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Third Party Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Third Party Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(e)           If a Party would be required to defend a Third Party Claim as provided in this Section 12.4, which Third Party Claim is unliquidated in amount, but for the assertion that the other Party would not be entitled to indemnification for any Damages incurred or suffered by such Party due solely to the limitations set forth in Section 12.6(c) with respect to the amount of such Third Party Claim, such Party shall nevertheless have the right and obligation to defend against such Third Party Claim as set forth in Section 12.4(c), subject to the indemnification obligations of such Party set forth in this Article 12; provided, however, that if, upon final, non-appealable liquidation of the amount of such Third Party Claim, the Party defending such Third Party Claim pursuant to this Section 12.4(e) would not have had the obligation to defend such Third Party Claim under Section 12.6(c) due solely to the limitations set forth in Section 12.6(c) with respect to the amount of such Third Party Claim, the Party defending such Third Party Claim shall be entitled to reimbursement of all reasonable and documented costs and expenses incurred with respect to the defense of such Third Party Claim.

(f)            In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages, or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.

(g)           Any claim for indemnity under Section 12.3 by any Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Seller and Purchaser shall have any rights against Seller or Purchaser under the terms of Section 12.3 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 12.4(g). The Parties may elect to exercise or not exercise indemnification rights under this Section 12.4 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 12.4.

12.5         Casualty and Condemnation. If, after the date of this Agreement but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (excluding, however, any changes in Laws or delays in issuing, the failure of any Governmental Authority to issue, or any change in requirements with respect to, or conditions imposed with respect to, the issuance of, any licenses, permits, easements, or approvals, and increased costs relating to the foregoing, including any ban, or the imposition of any requirements or processes (including any programmatic or specific environmental impact statement or other assessment) with respect to, hydraulic fracturing) (a “Casualty Loss”), this Agreement shall remain in full force and effect, and Purchaser shall nevertheless be required to close. In the event that the amount of the costs and expenses associated with repairing or restoring the Assets affected by such Casualty Loss exceeds One Hundred Thousand Dollars ($100,000) at Purchaser’s election prior to or at the Closing, Seller shall (a) cause the Assets affected by any Casualty Loss to be repaired or restored, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), or (b) indemnify Purchaser through a document reasonably acceptable to Seller and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair or restore the Assets subject to such Casualty Loss. In each case upon such restoration, Seller shall retain all rights to insurance and other claims against Third Persons with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

12.6	Limitation on Actions.

(a)           The (i) representations and warranties of Seller in Article 5, excluding (A) the representations and warranties in Sections 5.1, 5.9, and 5.10 (the “Fundamental Representations”) and (B) the representations and warranties of Seller in Sections 5.3, and (ii) covenants and agreements of Seller in Sections 7.2 and 7.4, and any affirmations of such representations, warranties, covenants, and agreements in the certificate delivered at Closing pursuant to Section 9.2(d), shall survive the Closing for twelve (12) months. The representations and warranties of Seller in Section 5.3 and any affirmations of such representations and warranties in the certificate delivered at Closing pursuant to Section 9.2(d), shall survive Closing until a date that is sixty (60) days after the expiration of the applicable statute of limitations. The representations and warranties of Seller in Section 5.13 and any affirmations of such representations and warranties in the certificate delivered at Closing pursuant to Section 9.2(d) shall survive Closing for four (4) years. The covenants of the Parties in Article 7 to be performed after Closing shall survive Closing in accordance with their terms. The Fundamental Representations, the representations and warranties of Purchaser in Article 6, and the other covenants and agreements of the Parties in Article 7, and any affirmations of such representations, warranties, covenants, and agreements in the certificates delivered at Closing pursuant to Sections 9.2(d) and 9.3(d), as applicable, shall survive the Closing for the applicable statute of limitations period. The remainder of this Agreement shall survive the Closing without time limit, except as may otherwise be expressly provided herein. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.

(b)           The indemnities in Sections 12.3(a)(ii), 12.3(a)(iii), 12.3(b)(ii), and 12.3(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnity in Section 12.3(b)(i) shall survive the Closing without time limit. The indemnity in Section 12.3(b)(iv) shall survive the Closing for four (4) years. The indemnities in Section 12.3(a) and any indemnity given pursuant to Section 12.5 shall survive the Closing without time limit.

(c)

(i)             Seller shall not have any liability for any indemnification (A) under Section 12.3(b)(ii) (other than liabilities that arises out of or is attributable to a breach of the representations and warranties in Sections 5.8 and 5.13) for an individual matter until and unless the amount of the liability for Damages with respect to which Seller admits (or it is otherwise finally determined that Seller has) an obligation to indemnify Purchaser Group pursuant to the terms of Section 12.3(b)(ii) exceeds One Hundred Thousand Dollars ($100,000), (B) under Section 12.3(b)(ii) that arises out of or is attributable to a breach of the representations and warranties in Section 5.13 for an individual matter until and unless the amount of the liability for Damages with respect to which Seller admits (or it is otherwise finally determined that Seller has) an obligation to indemnify Purchaser Group pursuant to the terms of Section 12.3(b)(ii) exceeds Fifty Thousand Dollars ($50,000) or (C) under Section 12.3(b)(iv) for an individual matter until and unless the amount of the liability for Damages with respect to which Seller admits (or it is otherwise finally determined that Seller has) an obligation to indemnify Purchaser Group pursuant to the terms of Section 12.3(b)(iv) exceeds Fifty Thousand Dollars ($50,000) (in each case, as applicable, the “Individual Indemnity Threshold”).

(ii)            Without limiting the foregoing, (A) Seller shall not have any liability for any indemnification under Section 12.3(b)(ii) that arises out of or is attributable to a breach of the representations and warranties in Sections 5.8 and 5.13 until and unless the aggregate amount of (u) the liability for all Damages arising out of or is attributable to a breach of the representations and warranties in Section 5.13, individually, exceeds the Individual Indemnity Threshold, and (v) such Damages described in clause (u) above plus all Damages arising out of or is attributable to breaches of the representations and warranties in Section 5.8, exceeds one percent (1%) of the Unadjusted Purchase Price, and then only to the extent that such Damages exceed one percent (1%) of the Unadjusted Purchase Price, (B) Seller shall not have any liability for any indemnification under Section 12.3(b)(ii) that arises out of or is attributable to a breach of the representations and warranties in Article 5 (other than Sections 5.8 and 5.13) until and unless the aggregate amount of (x) the liability for all Damages arising therefrom which, individually, exceeds the Individual Indemnity Threshold, and (y) such Damages described in clause (x) above, exceeds one percent (1%) of the Unadjusted Purchase Price, and then only to the extent that such Damages exceed one percent (1%) of the Unadjusted Purchase Price, and (C) Seller shall not have any liability for any indemnification under Section 12.3(b)(iv) until and unless the aggregate amount of (aa) the liability for all Damages arising therefrom which, individually, exceeds the Individual Indemnity Threshold, and (bb) such Damages described in clause (aa) above plus all Title Defect Amounts that would generate an adjustment pursuant to Schedule 7.10, exceeds two percent (2%) of the Unadjusted Purchase Price, and then only to the extent that such Damages exceed two percent (2%) of the Unadjusted Purchase Price.

(iii)           Notwithstanding anything to the contrary contained elsewhere in this Agreement, (i) this Section 12.6(c) shall not apply to any liability for any indemnification under Section 12.3(b) that arises out of, or is attributable to, (A) Seller Taxes, (B) breach of the covenants and agreements of Seller in Article 10, and (C) breach of the representations and warranties of Seller in Section 5.3 and the Fundamental Representations and (ii) the Individual Indemnity Threshold shall not apply to any liability for any indemnification under Section 12.3(b) that arise out of or is attributable to a breach of the representations and warranties in Section 5.8.

(d)           Notwithstanding anything to the contrary contained elsewhere in this Agreement, (i) Seller shall not be required to indemnify Purchaser under Sections 12.3(b)(ii) for aggregate Damages in respect of Seller’s indemnity obligations (other than with respect to breaches of the Fundamental Representations, or the representations and warranties in Sections 5.3, 5.8, and 5.13, or the covenants and agreements of Seller in Article 10) in excess of twenty percent (20%) of the Unadjusted Purchase Price; (ii) other than with respect to liabilities relating to Retained Obligations, Seller’s aggregate liability to Purchaser Group under this Agreement and with respect to the transactions contemplated hereby shall in no event exceed one hundred percent (100%) of the Unadjusted Purchase Price; and (iii) any indemnification obligations of Seller arising out of Section 12.3(b)(ii) relating to a breach of Section 5.13 shall be limited to Third Party Claims against Purchaser (or Seller, in its role as operator under any joint operating agreement to which Purchaser is or becomes a party), in each case, to the extent not arising out of the action of or on behalf of, Purchaser, or any of its Affiliates.

(e)            The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 12 shall be reduced by the amount of insurance proceeds actually realized by the Indemnified Person or its Affiliates with respect to such Damages and if Purchaser or its Affiliate obtains, or is covered by, a representation and warranty, warranty and indemnity, or similar policy of insurance or indemnity covering, in whole or in part, Seller’s representations and warranties hereunder (or in the certificate to be delivered by Seller at Closing pursuant to Section 9.2(d), such policy, and the proceeds thereof, shall be primary to, and shall offset, Seller’s obligations hereunder.

(f)            Notwithstanding anything to the contrary in this Agreement, Seller shall not have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement for any breach, misrepresentation, or noncompliance with respect to any representation, warranty, covenant, indemnity, or obligation (i) if such breach, misrepresentation, or noncompliance shall have been waived by Purchaser; or (ii) if Purchaser had knowledge of the relevant facts at or before execution of this Agreement.

(g)           As used in this Agreement, the term “Damages” means the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Person, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that Damages shall be reduced by any amounts (net of costs of recovery) that are actually recovered by the Indemnified Person or any of its Affiliates from any insurance policy or any indemnification, contribution, or similar obligations with respect to such Damages. Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification under this Article 12 for, and Damages shall not include, (i) such damages waived under Section 13.14, and (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions of any Indemnified Person after the Closing Date.

(h)           With respect to the payment, indemnification, defense and hold harmless obligations under Section 12.3(b)(ii), for purposes of calculating any Damages resulting from any breach of a representation or warranty contained in this Agreement (but not for purposes of determining whether a representation or warranty contained in this Agreement has been breached), all references to material, material adverse effect, or other similar materiality qualifications contained in such representation or warranty shall be disregarded.

(i)            Notwithstanding the fact that any Person may have the right to assert claims for indemnification under in respect of more than one provision of this Agreement, any Transaction Document or otherwise in respect of any fact, event, condition, or circumstance, such Person shall not be entitled to receive duplicative payment in respect of the same right to recover.

Article 13
MISCELLANEOUS

13.1         Counterparts. This Agreement may be executed and delivered (including by facsimile or email transmission) in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

13.2         Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy, by e-mail, or by recognized courier service, provided that in the case of notices to Purchaser, to the extent such notice is delivered by e-mail, such notice shall also be followed by a mail copy to the addresses provided in Schedule 13.2 which such mail delivery shall not affect the sufficiency of notice provided by such initial e-mail notice, as follows:

If to Seller:	Laredo Petroleum, Inc. 15 W. Sixth Street Suite 900 Tulsa, OK 74119 Attention: Mark D. Denny, Senior Vice President – General Counsel & Secretary E-mail: mdenny@laredopetro.com
If to Purchaser, as set forth on Schedule 13.2.

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed, or upon written confirmation of receipt or, with respect to e-mail notifications, a manual confirmation of receipt, which the recipient shall be obligated to promptly give.

13.3         Expenses. Except as provided in Sections 7.5, 7.7, and 12.4, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including, all fees and expenses of counsel, accountants, and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

13.4         Records.

(a)           As soon as practicable, but in no event later than sixty (60) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the original Records that are in the possession of Seller or its Affiliates, subject to Section 13.4(b).

(b)           Seller may retain the originals of those Records relating to Asset Tax and accounting matters and provide Purchaser, at its request, with copies of such Records other than Records that pertain to Income Tax matters. Seller may retain copies of any other Records.

(c)           Purchaser, for a period of seven (7) years after the Closing shall: (i) retain the Records and (ii) provide Seller, its Affiliates, and their respective officers, employees, and representatives with reasonable access to the Records during normal business hours for review and copying at Seller’s sole expense.

13.5         Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

13.6         Dispute Resolution. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in Harris County within the State of Texas with respect to any dispute, claim, or controversy arising out of, in relation to, or in connection with, this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim (except to the extent a dispute, controversy, or claim arising out of, in relation to, or in connection with the determination of Purchase Price adjustments pursuant to Section 9.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the United States District Court for the Southern District of Texas, Houston Division. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, and (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement. The Parties hereby waive trial by jury in any action, proceeding, or counterclaim brought by any Party against another in any matter whatsoever arising out of, in relation to, or in connection with, this Agreement.

13.7         Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.8         Assignment. No Party shall assign (including by change of control, merger, divisive merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement to any Third Person, nor shall any Party delegate any of its rights or duties hereunder (including by change of control, merger, consolidation, or stock purchase) to any Third Person, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and assigns. Notwithstanding the foregoing, Purchaser shall have the right to assign this Agreement (in whole or in part) and any or all of its rights or obligations under this Agreement to one or more of its Affiliates; provided, however, (a) no assignment shall relieve the assigning Party of any of its obligations hereunder, (b) each such Affiliate assignee must be and remain an Affiliate of Purchaser, and (c) no such assignment shall have an adverse effect on Seller’s ability to comply with Section 7.7.

13.9         Entire Agreement. The Confidentiality Agreement, this Agreement, and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

13.10       Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

13.11       No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 12.4(g).

13.12       Severability. If any provision of this Agreement, or any application thereof, is held invalid, illegal, or unenforceable in any respect under any Law, this Agreement shall be reformed to the extent necessary to conform, in each case consistent with the intention of the Parties, to such Law, and, to the extent such provision cannot be so reformed, then such provision (or the invalid, illegal, or unenforceable application thereof) shall be deemed deleted from (or prohibited under) this Agreement, as the case may be, and the validity, legality, and enforceability of the remaining provisions contained herein (and any other application of such provision) shall not in any way be affected or impaired thereby.

13.13       Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof.

13.14       Limitation on Damages. Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller, nor any of their respective Affiliates shall be entitled to special, indirect, exemplary, or punitive damages, lost profits (to the extent not constituting direct damages) or loss of business opportunity (to the extent not constituting direct damages) in connection with this Agreement and the transactions contemplated hereby (other than special, indirect, exemplary, or punitive damages or lost profits (to the extent not constituting direct damages) or loss of business opportunity (to the extent not constituting direct damages) suffered by Third Persons for which responsibility is allocated between the Parties) and Purchaser and Seller, each for itself and on behalf of their respective Affiliates, hereby expressly waive any right to special, indirect, exemplary, or punitive damages or lost profits (to the extent not constituting direct damages) or loss of business opportunity (to the extent not constituting direct damages) in connection with this Agreement and the transactions contemplated hereby (other than special, indirect, exemplary, or punitive damages or lost profits (to the extent not constituting direct damages) or loss of business opportunity (to the extent not constituting direct damages) suffered by Third Persons for which responsibility is allocated between the Parties); provided, however, that (a) the Parties agree, acknowledge, and stipulate that any amounts recoverable by Seller pursuant to Section 11.3(a) are deemed for purposes of this Agreement and the transactions contemplated hereby to be direct, actual damages, and shall not be considered special, indirect, exemplary, or punitive damages or lost profits or loss of business opportunity and (b) for the avoidance of doubt, this Section 13.14 does not restrict or otherwise impact any amounts properly charged or billed by Seller to Purchaser under and in accordance with the Operating Agreement or any Assigned Contracts.

13.15       No Recourse. This Agreement may only be enforced against, and any claim, dispute, cause of action, suit or other proceeding that may be based upon, arise out of or relate to this Agreement (but not, for the avoidance of doubt, the other Transaction Documents), or the negotiation, execution or performance of this Agreement (but not, for the avoidance of doubt, the other Transaction Documents) may only be made against the Persons that are expressly identified as parties hereto, and no other Person, including any current, former or future Affiliate, director, officer, employee, incorporator, member, manager, director, partner, investor, shareholder, agent, advisor or representative of any party to this Agreement, or any Affiliate or related Person thereof or any current, former, or future director, officer, employee, incorporator, member, manager, director, partner, investor, shareholder, agent, advisor, representative, related Person, or successor or assign of any of the foregoing (each, a “Non-Recourse Person”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim, dispute, cause of action, suit or other proceeding (whether in tort, contract or otherwise) based on, in respect of, or by reason of the terms of this Agreement, the transactions contemplated hereby (but not, for the avoidance of doubt, the other Transaction Documents, or the transactions contemplated thereby) or in respect of any oral representations made or alleged to be made in connection herewith, and no personal liability shall attach to any Non-Recourse Person, whether by or through attempted piercing of the corporate veil, by or through a claim, dispute, cause of action, suit or other proceeding (whether in tort, contract or otherwise) by or on behalf of any Party against any Non-Recourse Person, by the enforcement of any judgement, fine or penalty or by the virtue of any statute, regulation, applicable Law or otherwise.

13.16       Termination of Confidentiality Agreement. Upon the occurrence of the Closing, the parties mutually agree that the Confidentiality Agreement shall be terminated and shall no longer be of any force or effect.

13.17       Expense Reimbursement. If the Sabalo Purchase Agreement terminates (except in the event that Seller is entitled to remedies under Section 11.3(a), and Purchaser has willfully failed to proceed to Closing), then Seller shall reimburse Purchaser’s reasonable, documented out-of-pocket costs incurred in connection with the negotiation, due diligence and otherwise in connection with the consummation of the Transaction Documents, including attorneys’ fees, consultant’s fees, abstract costs, and similar costs, not to exceed, in the aggregate One Million Dollars ($1,000,000).

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:

LAREDO PETROLEUM, INC.

By:	/s/ Bryan Lemmerman
Name:	Bryan Lemmerman
Title:	Senior Vice President and Chief Financial Officer

PURCHASER:

PIPER INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Vice President

Signature Page to Purchase and Sale Agreement